U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM SB-2

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         3 SI HOLDINGS, INC.
           (Name of Small Business Issuer in its Charter)

      Wyoming                 514100                      84-0245581
(State or jurisdiction of  (Primary Standard            I.R.S. Employer
  incorporation or          Classification Code         Identification No.
     organization)                Number)

6886 South Yosemite Street, Englewood, Colorado 80112; (303) 749-0210
 (Address and telephone number of Registrant's principal executive offices and principal place of business)

Brian F. Faulkner, Esq., 3900 Birch Street, Suite 113, Newport
Beach, California; (949) 975-0544
        (Name, address, and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.


If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.


                    CALCULATION OF REGISTRATION FEE

Title of         Amount to be    Proposed    Proposed   Amount of
Securities       Registered      Maximum     Maximum    Registration
to be                (1)         Offering    Aggregate   Fee
Registered                       Price Per   Offering
                                 Unit (2)    Price
Common
Stock            50,000,000       $0.13      $ 6,500,00  $1,675.00

The company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 416, such additional amounts to prevent dilution from stock splits or similar transactions.

(2) Calculated in accordance with Rule 457(c): The average of the bid and ask price as of December 19, 2000

                              PROSPECTUS

                         3 SI HOLDINGS, INC.

                          50,000,000 Shares
                             Common Stock *

3 Si Holdings, Inc., a Wyoming corporation , is hereby offering shares of common stock on a delayed basis under a shelf registration under Rule 415 pursuant to the terms of this prospectus. A total of 50,000,000 shares of common stock are to be registered for sales for cash. This offering is being made on a best-efforts basis by the company, with no minimum purchase required. The company's common stock trades on the Over the Counter Bulletin Board under the trading symbol "TSIH".

The shares offered hereby are highly speculative and involve a high degree of risk to public investors and should be purchased only by persons who can afford to lose their entire investment (See "Risk
Factors" on page 5).

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the U.S. Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


              Price to Public   Underwriting Discounts   Proceeds to
                                  And Commissions          Issuer

Per Share            $ (1)             $(0)                     $(1)
Total Maximum        $ (1)             $(0)                     $(1)

Information contained herein is subject to completion or amendment. The registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to Completion, Dated: ______________, 2001

* Pursuant to SEC Rule 416, there will be a change in the amount of securities being issued to prevent dilution resulting from stock splits, stock dividends, or similar transaction

The price per share, the maximum amount to be raised under this offering and the proceeds to the company will be dependent on the market price at the times that drawdowns are taken under a common stock purchase agreement.

(2) No commissions will be paid in connection with the sale of the shares on this delayed basis.

(3)  The Proceeds to the company is before the payment of certain
expenses in connection with this offering.  See        "Use of
Proceeds."

                         TABLE OF CONTENTS

PROSPECTUS SUMMARY                                                  5
RISK FACTORS                                                        5
USE OF PROCEEDS                                                    11
DETERMINATION OF OFFERING PRICE                                    12
PLAN OF DISTRIBUTION                                               12
LEGAL PROCEEDINGS                                                  13
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
   AND CONTROL PERSONS                                             13
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT     15
DESCRIPTION OF SECURITIES                                          16
INTEREST OF NAMED EXPERTS AND COUNSEL                              17
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
   FOR SECURITIES ACT LIABILITIES                                  18
ORGANIZATION WITHIN LAST FIVE YEARS                                22
DESCRIPTION OF BUSINESS                                            23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS                             30
DESCRIPTION OF PROPERTY                                            35
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                     36
MARKET FOR COMMON EQUITY AND RELATED
   STOCKHOLDER MATTERS                                             36
EXECUTIVE COMPENSATION                                             38
FINANCIAL STATEMENTS                                               40
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
   ON ACCOUNTING AND FINANCIAL DISCLOSURE                          69
AVAILABLE INFORMATION                                              69

                         PROSPECTUS SUMMARY

The following summary is qualified in its entirety by detailed information appearing elsewhere in this prospectus. Each prospective investor is urged to read this prospectus in its entirety.

The Company.

The company is an e-commerce, transaction and content company that intends to create Intranet and Internet-based systems in conjunction with local area governments and high profile corporations. The company intends to provide local communities with community based entertainment and information services widely used in all facets of everyday life and deliver these services through Internet browsers and wireless devices. Set-top devices, if they run on an Internet browser, will be supported.
The principal offices of the company's are located at 6886 South Yosemite Street, Englewood, Colorado 80112. The telephone number for the company is (303) 749-0210.

The Offering.

50,000,000 shares of common stock of the company will be sold on a delayed basis under a shelf registration under Rule 415 (shares outstanding prior to this offering: 41,541,467) (shares to be outstanding after this offering, assuming a full subscription:
91,541,467), for cash sales under and pursuant to a form of common stock purchase agreement.

The amount of proceeds from this offering will depend on the offering price per share and the number of shares sold. The initial offering price of the shares will be based on the price per share determined under the terms of the form of common stock purchase agreement. The proceeds of the offering, less the expenses of the offering (estimated at $63,675), will be used to provide working capital for the company.

                            RISK FACTORS

The securities offered hereby are highly speculative in nature and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.

Limited Revenues, History of Operating Loss and Accumulated
Deficit.

The company has had limited revenue to date. Although the company has been involved with the internet industry since 1998, it has been primarily engaged in research and development. The company has incurred significant operating losses: $444,742 for the fiscal year ended June 30, 2000, $3,197,545 for the fiscal year ended June 30, 1999, and $62,918 for the fiscal year ended June 30, 1998. At September 30, 2000, the company had an accumulated deficit of $3,561,672. The future growth and profitability of the company will be principally dependent upon its ability to successfully complete development and testing of, obtain regulatory approvals for, and market or license its primary products. Accordingly, the company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by new product introductions.

The company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products. There can be no assurance that the company will be able to significantly increase revenues. Failure to obtain additional capital, if needed, would have a material adverse effect on the company's operations.

Significant Working Capital Requirements.

The working capital requirements associated with the plan of business of the company will continue to be significant. The company anticipates, based on currently proposed assumptions relating to its operations (including with respect to costs and expenditures and projected cash flow from operations), that it can generate sufficient cash flow to continue its operations for an indefinite period at the current level without requiring additional financing. However, the company will need to raise additional capital in the next six months, through debt or equity, to implement fully implement its sales and marketing strategy and grow. In the event that the company's plans change or its assumptions change or prove to be inaccurate or if cash flow from operations proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problem or otherwise), the company would be required to seek additional financing sooner than currently anticipated or may be required to significantly curtail or cease its operations.

Risk of Product Development.

There can be no assurance that the company will generate significant revenues in the future from it developed products; and there can be no assurance that the company will operate at a profitable level. If the company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the company's business will not succeed. In such event, investors in the shares of common stock of the company may lose their entire investment.

As a result of the fixed nature of many of the company's expenses, the company may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the marketing of the company's products or any capital raising or revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on the company's business, operations and financial condition.

Risk of Product Distribution and Market Acceptance.

The company has developed a subscription-based distribution model for our proprietary products. Although subscription-based services are commonplace within the information technology industry, this model represents a significant deviation for the traditional knowledge management and support center industry. Existing support center call management products are Windows-based applications licensed on a per-user basis with an associated annual maintenance fee. A subscription-based service offers many advantages over traditional software distribution models. This model has not yet been proven within the target market.

Risk of Changing Technologies.

The company's business is subject to changes in technology and new service introductions. Accordingly, the company's ability to compete will be depend upon its ability to adapt to technological changes in the industry and to develop services based on those changes to satisfy evolving client requirements. Technological changes may create new products or services that are competitive with, superior to, or render obsolete the services currently offered.

Risk of Acceptance and Effectiveness of Internet Electronic
Commerce.

The company's success in establishing an e-commerce business web site will be dependent on consumer acceptance of e-retailing and an increase in the use of the Internet for e-commerce. If the markets for e-commerce do not develop or develop more slowly than the company expects, its e-commerce business may be harmed. If Internet usage does not grow, the company may not be able to increase revenues from Internet advertising and sponsorships which also may harm both the company's retail and e-commerce business. Internet use by consumers is in an early stage of development, and market acceptance of the Internet as a medium for content, advertising and e-commerce is uncertain. A number of factors may inhibit the growth of Internet usage, including inadequate network infrastructure, security concerns, inconsistent quality of service, and limited availability of cost-effective, high-speed access. If these or any other factors cause use of the Internet to slow or decline, the company's results of operations could be adversely affected.

Competition in Internet Commerce.

Increased competition from e-commerce could result in reduced margins or loss of market share, any of which could harm both the company's retail and e-commerce businesses. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of the company's present and potential competitors are likely to enjoy substantial competitive advantages, including larger numbers of users, more fully-developed e-commerce opportunities, larger technical, production and editorial staffs, and substantially greater financial, marketing, technical and other resources. If the company does not compete effectively or if it experiences any pricing pressures, reduced margins or loss of market share resulting from increased competition, the company's business could be adversely affected.

Unreliability of Internet Infrastructure.

If the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements, the Internet infrastructure may not be able to support these increased demands or perform reliably. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face additional outages and delays in the future. These outages and delays could reduce the level of Internet usage and traffic on the company website. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the Internet infrastructure is not adequately developed or maintained, use of the company website may be reduced. Even if the Internet infrastructure is adequately developed, and maintained, the company may incur substantial expenditures in order to adapt its services and products to changing Internet technologies. Such additional expenses could severely harm the company's financial results.

Transactional Security Concerns.

A significant barrier to Internet e-commerce is the secure transmission of confidential information over public networks. Any breach in the company's security could cause interruptions in the operation of the company's website and have an adverse effect on the company's business.

Risk of Governmental Regulation of the Internet.

The company is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today, there are relatively few laws specificlaly directed towards online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and informatino security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain.

Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has recently started a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way the company does business or could create uncertainty in the marketplace. This could reduce demand for the company's services or increase the delivery costs, or could otherwise harm our business. In addition, goods to users worldwide, foreign jurisdictions may claim that the company is required to comply with their laws. In some jurisdictions, the company will be required to collect value-added taxes on the company's fees. Our failure to comply with foreign laws could subject it to penalties ranging from fines to bans on the company's ability to offer its services.

Influence of Other External Factors on Prospects for Company.

The industry of the company in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the company will result in a commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect companies' spending. Factors which leave less money in the hands of potential customers of the company will likely have an adverse effect on the company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the company not receiving an adequate return on invested capital.

Success of Company Dependent on Management.

The company's success is dependent upon the hiring of key administrative personnel. None of the company's officers, directors, and key employees have an employment agreement with the company; therefore, there can be no assurance that these personnel will remain employed by the company after the termination of such agreements. Should any of these individuals cease to be affiliated with the company for any reason before qualified replacements could be found, there could be material adverse effects on the company's business and prospects. In addition, management has no experience is managing other companies in the same business as the company.

In addition, all decisions with respect to the management of the company will be made exclusively by the officers and directors of the company. Investors will only have rights associated with ownership interests to make decisions which effect the company.
The success of the company, to a large extent, will depend on the quality of the directors and officers of the company. Accordingly, no person should invest in the shares unless he is willing to entrust all aspects of the management of the company to the officers and directors.

Risk of Control of Company by Officers and Directors.

The company's officers and directors beneficially own approximately 64% of the outstanding shares of the company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the company.

Limitations on Liability, and Indemnification, of Directors and Officers.

The articles of incorporation of the company provide for indemnification of officers and directors of the company. In addition, the Wyoming Business Corporation Act provides for permissive indemnification of officers and directors and the company may provide indemnification under such provisions. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the company in covering any liability of such persons or in indemnifying them.

Potential Conflicts of Interest Involving Management.

Currently, only two of the officers and directors of the company devote 100% of their time to the business of the company. However, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the board of directors to the company, any proposed investments for its evaluation. Absence of Cash Dividends

The board of directors does not anticipate paying cash dividends on the shares for the foreseeable future and intends to retain any future earnings to finance the growth of the company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements, and the general operating and financial condition of the company, and will be subject to legal limitations on the payment of dividends out of paid-in capital.

Offering Price.

The offering price of the shares will be determined in relation to the then current market price of the shares on the Over the Counter Bulletin Board. Because of market fluctuations, there can be no assurance that the shares will maintain market values commensurate with the offering price.

"Shelf" Offering.

The shares are offered directly by the company on a delayed basis.
 No assurance can be given that any or all of the shares will be issued. No broker-dealer has been retained as an underwriter and no broker-dealer is under any obligation to purchase any of the shares. In addition, the officers and directors of the company, collectively, have limited experience in the offer and sale of securities on behalf of the company.

Use of Proceeds Not Specific.

The proceeds of this offering have been allocated only generally.
 Proceeds from the offering have been allocated generally to legal and accounting, and working capital. Accordingly, investors will entrust their funds with management in whose judgment investors may depend, with only limited information about management's specific intentions with respect to a significant amount of the proceeds of this offering.

Limited Public Market for Company's Securities.

There has been only a limited public market for the shares of common stock of the company. There can be no assurance that an active trading market will develop or that purchasers of the shares will be able to resell their securities at prices equal to or greater than the respective initial public offering prices. The market price of the shares may be affected significantly by factors such as announcements by the company or its competitors, variations in the company's results of operations, and market conditions in the retail, electronic commerce, and Internet industries in general. The market price may also be affected by movements in prices of stock in general. As a result of these factors, investors in the company may not be able to liquidate an investment in the shares readily, or at all.

No Assurance of Continued Public Trading Market; Risk of Low Priced
Securities.

There has been only a limited public market for the
common stock of the company. The common stock of the company is currently quoted on the Over the Counter Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks
associated therewith.   The regulations governing low-priced or
penny stocks sometimes limit the ability of broker-dealers to sell the company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

Effects of Failure to Maintain Market Makers.

If the company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the company will be able to maintain such market makers.
Shares Eligible For Future Sale.

All of the 26,623,057 shares of common stock which are currently held, directly or indirectly, by management have been issued in reliance on the private placement exemption under the Securities Act of 1933. Such shares will not be available for sale in the open market without separate registration except in reliance upon Rule 144 under the Securities Act of 1933. In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of the company (as that term is defined under that rule) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly reported trading volume during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by these shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the common stock could be adversely affected.

                           USE OF PROCEEDS

The amount of proceeds from this offering will depend on the offering price per share and the number of shares sold for cash under the form of common stock purchase agreement. The proceeds of the offering, less the expenses of the offering (estimated at ), will be used to provide working capital for the company. The net proceeds of this offering that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds, or similar investments.

                   DETERMINATION OF OFFERING PRICE

The cash offering price of the shares will be determined, from time to time, based on the current market price of the shares on the Over the Counter Bulletin Board, under the terms of a form of common stock purchase agreement.

                        PLAN OF DISTRIBUTION

Registration under this Offering.

8,450,000 shares of common stock of the company will be sold on a delayed basis under a shelf registration under Rule 415 (shares outstanding prior to this offering: 41,541,467) (shares to be outstanding after this offering, assuming a full subscription:
49,991,467), for cash sales under and pursuant to a form of common stock purchase agreement.

The amount of proceeds from this offering will depend on the offering price per share and the number of shares sold. The initial offering price of the shares will be based on the price per share determined under the terms of the form of common stock purchase agreement. The proceeds of the offering, less the expenses of the offering (estimated at $63,675), will be used to provide working capital for the company.

There can be no assurance that all of these shares will be issued or that any of them will be sold for cash. No commissions or other fees will be paid, directly or indirectly, by the company, or any of its principals, to any person or firm in connection with solicitation of sales of the shares. These securities are offered by the company subject to prior issue and to approval of certain legal matters by counsel.

Opportunity to Make Inquiries.

The company will make available to each offeree, prior to any sale of the shares, the opportunity to ask questions and receive answers from the company concerning any aspect of the investment and to obtain any additional information contained in this prospectus, to the extent that the company possesses such information or can acquire it without unreasonable effort or expense.

Execution of Documents.

Each person desiring to be issued shares, either as a conversion of a debenture, or an exercise of a warrant, must complete, execute,
acknowledge, and deliver to the company certain documents.   By
executing these documents, the subscriber is agreeing that such
subscriber will be, a shareholder   in the company and will be
otherwise bound by the articles of incorporation and the bylaws of the company in the form attached to this prospectus.

                        LEGAL PROCEEDINGS

Other than as set forth below, the company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the company has been threatened.

In a Form 8-K filed on March 24, 2000, the company disclosed an action and its settlement:

(a) A vendor of the company, Storage Area Network, who was allegedly owed $2,211,048 at June 30, 1999, filed suit to attempt to attach the company's assets for the collection of that liability. A settlement agreement was reached in March 2000. Storage Area Network received 6,460,137 shares of restricted company common stock, and the liability to SAN was discharged. No gain or loss was recorded upon this settlement.

After the company pays off another vendor in August 2000, these shares will be subject to redemption under the following terms:
All subsequent contingent receipts from the May 1999 sale of the systems integration business will be used to redeem these shares. In addition, the company will use 50% of any capital investment or loans, and 50% of subsequent net income, to redeem these shares shares. For redemption payments through September 2000, these shares will be transferred back to the company at $0.35 per share. For subsequent redemption payments, these shares shall be transferred back to the company at $0.52 per share, or the then current market price, whichever is higher. At the point Storage Area Network has received redemption payments totaling $2,211,048, the company will have the right, but not the obligation, to continue purchasing these shares.

A $50,000 escrow account was established by the company under the settlement agreement for the company to use to cover the expenses of registering these shares during the year ended June 30, 2001.
 Interest expense of $182,749 and $19,603 for the years ended June 30, 2000 and 1999, respectively, was incurred and paid to Storage Area Network prior to the settlement.

(b) Information has recently come to the attention of the company's management that Storage Area Network may have may engaged in fraudulent behavior in connection with the funds allegedly owed to it, as set forth above, as well as in connection with the settlement agreement. The company has consulted with counsel and intends to file an action against that company, alleging fraud and misrepresentation in connection with such behavior.

            DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                      AND CONTROL PERSONS

Directors and Executive Officers.

The names, ages, and respective positions of the directors and executive officers of the company are set forth below; there are no other promoter or control persons of the company. The directors named below will serve until the next annual meeting of the company's stockholders or until their successors are duly elected and have qualified. directors are elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the company's affairs. The directors and executive officers of the company are not a party to any material pending legal proceedings and, to the best of their knowledge, no such action by or against them has been threatened.

(a)  Frank W. Backes, President/Chief Executive Officer/Director.

Mr. Backes, age 39, was appointed President and Chief
Executive Officer of 3Si Holdings, Inc. in June 1999. Mr. Backes previously served as Executive Vice President and Chief
Technologist of 3Si since August 1993. Prior to 1993, he served as a computer industry analyst with Digital Equipment Corporation.
Mr. Backes also serves as a Director of 3Si Holdings, Inc.

(b)  Frederick J. Slack, Executive Vice President/Director.

Mr. Slack, age 45, was appointed Executive Vice President in
June 1999 of KEWi.net and is responsible for sales and marketing. From 1993 to June 1999, he served as President and Chief Executive Officer of 3Si. Prior to joining 3Si in 1993, Mr. Slack served as project manager for government customers at Digital Equipment Corporation. Mr. Slack also serves as a Director of 3Si Holdings, Inc.

(c)  Felipe L. Valdez, Secretary/Director.

Felipe L. Valdez, 47, was appointed Secretary of 3Si Holdings,
Inc. in June 1999. From August 1993 to June 1999, he served as Chief Operating Officer of 3Si. Prior to 1993, Mr. Valdez spent 17 years as a manager with Digital Equipment Corporation. Mr. Valdez also serves as a Director of 3Si Holdings, Inc.

(d)  Tom N. Richardson, Director.

Mr. Richardson, age 50, has served as a Director of 3Si
Holdings, Inc. since July 1986. Mr. Richardson has been an independent oil operator since December 1997. From March 1994 to December 1997, he served as President and Chief Financial Officer of Tyrex Oil Co. Mr. Richardson joined Tyrex Oil Co. in 1980 as Land Manager.

(e)  Doris K. Backus, Director.

Doris K. Backus, 46, has served as a Director of 3Si Holdings,
Inc. since December 1991. She previously served as Secretary of the company and was employed by the company from 1983 to 1999.

                  SECURITY OWNERSHIP OF CERTAIN
                BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of the company's common stock as of December 1, 2000 (41,541,467 issued and outstanding) by (i) all stockholders known to the company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all officers and directors of the company, individually and as a group:

Title of      Name and Address of               Amount and      Percent
Class         Beneficial Owner                  Nature of        of
                                                Beneficial      class
                                                Owner (1)

Common        Felipe L. Valdez                  8,970,545        21.59%
Stock         6886 South Yosemite Street
              Englewood, Colorado 80112

Common        Frederick J. Slack                8,932,444        21.50%
Stock         6886 South Yosemite Street
              Englewood, Colorado 80112

Common        Frank W. Backes                   8,477,777        20.41%
Stock         6886 South Yosemite Street
              Englewood, Colorado 80112

Common        Storage Area Network              6,460,137        15.51%
Stock         10691 East Tomich Drive
              Franktown, Colorado 80116

Common        Tom Richardson                      188,721         0.45%
Stock         777 North Overland Trail, #101
              Casper, Wyoming 82601

Common        Doris K. Backus                      53,570         0.13%
Stock         1315 East 24th Street
              Casper, Wyoming 82601

Common        Shares of all                    26,623,057        64.09%
Stock         directors and executive officers
              as a group (5 persons)

(1) Each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by him or her. None of these security holders has the right to acquire any amount of the shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

                     DESCRIPTION OF SECURITIES

General Description.

The securities being offered are shares of common stock. The authorized capital of the company consists of 150,000,000 shares of common stock, $0.01 par value per share (there is no preferred stock authorized in the articles of incorporation). The holders of common stock:

have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the board of directors of the company are entitled to share ratably in all of the assets of the company available for distribution upon winding up of the affairs of the company are entitled to one cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

The shares of common stock do not have any of the following rights:

special voting rights

preference as to dividends or interest

preemptive rights to purchase in new issues of Shares

preference upon liquidation, or

any other special rights or preferences.

In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. As of December 1, 2000, the company had 41,541,467 shares of common stock issued and outstanding.

Non-Cumulative Voting.

The holders of shares of common stock of the company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the company's directors.
Dividends.

The company does not currently intend to pay cash dividends. The company's proposed dividend policy is to make distributions of its revenues to its stockholders when the company's board of directors deems such distributions appropriate. Because the company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the company.
A distribution of revenues will be made only when, in the judgment of the company's board of directors, it is in the best interest of the company's stockholders to do so. The board of directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.
Possible Anti-Takeover Effects of Authorized but Unissued Stock.

Upon the completion of this offering, assuming the maximum offering of 50,000,000 shares is sold, the company's authorized but unissued common capital stock will consist of 58,458,533 shares of common stock (based on the issued and outstanding shares of 41,541,467 as of December 1, 2000). One effect of the existence of authorized but unissued capital stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the company's management. If, in the due exercise of its fiduciary obligations, for example, the board of directors were to determine that a takeover proposal was not in the company's best interests, such shares could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The company has engaged the services of Computershare Investor
Services, 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228 to act as transfer agent and registrar.

                 INTEREST OF NAMED EXPERTS AND COUNSEL

Other than as set forth below, no named expert or counsel was hired on a contingent basis, will receive a direct or indirect interest in the small business issuer, or was a promoter, underwriter, voting trustee, director, officer, or employee of the company.

Brian F. Faulkner, A Professional Law Corporation, counsel for the company named in this registration statement as giving an opinion on the validity of the securities, has received a total of 147,005 shares of common stock pursuant to the company's Non-Qualified Stock Plan registered under a Form S-8 filed on August 28, 2000 in exchange for legal services to be rendered to the company. These legal services consist of advice and preparation work in connection with reports of the company filed under the Securities Exchange Act of 1934, and other general corporate and securities work for the company.

              DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Articles of Incorporation.

The articles of incorporation of the company provide the following with respect to indemnification:

"The corporation shall indemnify each director and each officer, his or her heirs, executors, and administrators against expenses reasonably incurred or liability incurred by him or her in connection with any action, suit or proceeding to which he or she may be made a party by reason or his or her being or having been a director or officer of the corporation, except in relation to matters as to which he or she shall finally be adjudged in such action, suit or proceedings to be liable for fraud or misconduct. In the event of a settlement before or after action or suit, indemnification shall be provided only in connection with such matters covered by the settlement as to which the corporation is advised by counsel that the person to be indemnified was not guilty of such fraud or misconduct. The foregoing right of indemnification shall not exclude other rights to which a person indemnified may be entitled."

There are no provisions in the Bylaws of the company which provide for indemnification.

Wyoming Business Corporation Act.

"17-16-851.  Authority to indemnify.

(a) Except as otherwise provided in this section, a corporation may indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if:

(i)  He conducted himself in good faith; and

(ii) He reasonably believed that his conduct was in or at least not opposed to the corporation's best interests; and

(iii) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(iv) He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by W.S. 17-16-202(b)(v).

(b) A director's conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of paragraph (a)(ii) of this section.

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(d) Unless ordered by a court under W.S. 17-16-854(a)(iii) a corporation may not indemnify a director under this section:

(i) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the standard of conduct under subsection (a) of this section; or

(ii) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled.

17-16-852.  Mandatory indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

17-16-853.  Advance for expenses.

(a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he is a director if he delivers to the corporation:

(i) A written affirmation of his good faith belief that he has met the standard of conduct described in W.S. 17-16-851 or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by W.S. 17-16-202(b)(iv); and

(ii) His written undertaking to repay any funds advanced if he is not entitled to mandatory indemnification under W.S. 17-16-852 and it is ultimately determined that he has not met the standard of conduct described in W.S. 17-16-851.

(b) The undertaking required by paragraph (a)(ii) of this section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

(c)  Authorizations under this section shall be made:

(i)  By the board of directors:

(A) If there are two (2) or more disinterested directors, by a majority vote of all the disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two (2) or more disinterested directors appointed by such a vote; or

(B) If there are fewer than two (2) disinterested directors, by the vote necessary for action by the board in accordance with W.S. 17-16-824(c), in which authorization directors who do not qualify as disinterested directors may participate; or

(ii) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the authorization.

17-16-854.  Court-ordered indemnification and advance for expenses.

(a) A director who is a party to a proceeding because he is a director may apply for indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction. After receipt of an application and after giving any notice it considers necessary, the court shall:

(i) Order indemnification if the court determines that the director is entitled to mandatory indemnification under W.S. 17-16-852;

(ii) Order indemnification or advance for expenses if the court determines that the director is entitled to indemnification or advance for expenses pursuant to a provision authorized by W.S. 17-16-858(a); or

(iii) Order indemnification or advance for expenses if the court determines, in view of all the relevant circumstances, that it is fair and reasonable:

(A)  To indemnify the director; or

(B) To advance expenses to the director, even if he has not met the standard of conduct set forth in W.S. 17-16-851(a), failed to comply with W.S. 17-16-853 or was adjudged liable in a proceeding referred to in W.S. 17-16-851(d)(i) or (ii), but if he was adjudged so liable his indemnification shall be limited to reasonable expenses incurred in connection with the proceeding.

(b) If the court determines that the director is entitled to indemnification under paragraph (a)(i) of this section or to indemnification or advance for expenses under paragraph (a)(ii) of this section, it shall also order the corporation to pay the director's reasonable expenses incurred in connection with obtaining court-ordered indemnification or advance for expenses.
If the court determines that the director is entitled to indemnification or advance for expenses under paragraph (a)(iii) of this section, it may also order the corporation to pay the director's reasonable expenses to obtain court-ordered indemnification or advance for expenses.

17-16-855.  Determination and authorization of indemnification.

(a)  A corporation may not indemnify a director under W.S. 17-16-
851 unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible because he has met the standard of conduct set forth in W.S. 17-16-851.

(b)  The determination shall be made:

(i) If there are two (2) or more disinterested directors, by the board of directors by majority vote of all the disinterested directors (a majority of whom shall for such purpose constitute a quorum), or by a majority of the members of a committee of two (2) or more disinterested directors appointed by such a vote;

(ii)  Repealed By Laws 1997, ch. 190, Section  3.

(iii)  By special legal counsel:

(A) Selected in the manner prescribed in paragraph (i) of this subsection; or

(B) If there are fewer than two (2) disinterested directors, selected by the board of directors (in which selection directors who do not qualify as disinterested directors may participate); or

(iv) By the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted on the determination.

(c) Authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two (2) disinterested directors, authorization of indemnification shall be made by those entitled under paragraph (b)(iii) of this section to select special legal counsel.

17-16-856.  Officers.

(a) A corporation may indemnify and advance expenses under this subarticle to an officer of the corporation who is a party to a proceeding because he is an officer of the corporation:

(i)  To the same extent as a director; and

(ii) If he is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract, except for:

(A) Liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding; or

(B)  Liability arising out of conduct that constitutes:

(I) Receipt by him of a financial benefit to which he is not entitled;

(II) An intentional infliction of harm on the corporation or the shareholders; or

(III)  An intentional violation of criminal law.

(iii) A corporation may also indemnify and advance expenses to a current or former officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

(b) The provisions of paragraph (a)(ii) of this section shall apply to an officer who is also a director if the basis on which he is made a party to the proceeding is an act or omission solely as an officer.

(c) An officer of a corporation who is not a director is entitled to mandatory indemnification under W.S. 17-16-852, and may apply to a court under W.S. 17-16-854 for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses under those provisions.

17-16-857.  Insurance.

A corporation may purchase and maintain insurance on behalf of an individual who is a director or officer of the corporation, or who, while a director or officer of the corporation, serves at the corporation's request as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by him in that capacity or arising from his status as a director or officer whether or not the corporation would have power to indemnify or advance expenses to him against the same liability under this subarticle."

Undertaking.

The company undertakes the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                 ORGANIZATION WITHIN LAST FIVE YEARS

The names of the officers and directors as disclosed elsewhere in this Form SB-2. None of these individuals, as promoters, have received anything of value from the company.

                      DESCRIPTION OF BUSINESS

The Company.

3Si Holdings, Inc. is a Wyoming corporation formed in 1979. The company is comprised of two entities:

KEWi.net, Inc., a Colorado corporation, with 69% owned by the company, which was formed to provide Internet-based knowledge management, community portal and support capabilities, commonly known as iSupport.

3Si, Inc., a Colorado corporation and wholly-owned subsidiary serves as a master reseller and application service provider for the company's family of products.

Prior to June 1999, 3Si, Inc. (solution, system and service integration) provided comprehensive computer hardware and software solutions for over 19 years to clients throughout the continent. 3Si, Inc. was originally founded in 1978 as Kimbrough Computer Sales. The company was bought by its current majority shareholders in 1993 and its efforts were focused on integration services and product development. In May 1997, 3Si merged with a publicly traded company.

In June 1998, 3Si, Inc. announced the first of an intended family of Internet-based products designed to further integrate a client's information technology systems through the Internet. The first product, an Internet-based customer support and knowledge management solution, is being sold under the name KEWi, an acronym for "knowledge and experience bringing you wisdom over the Internet." It currently shares network facilities with 3Si, Inc. in Denver, Colorado.

In its effort to focus on the iSupport market, 3Si Holdings sold its computer reseller division to PC Specialists of San Diego, California in May 1999.

Business of the Company.

(a)  Company Overview.

Through its KEWi family of products, the company and its subsidiaries are in the unique position to enhance and expand the way users create, manage and exchange information as they participate and compete in the global marketplace. The company's mission is to refine and provide the technology to capture the knowledge base and experience of the user, empower the user to deliver this information in a meaningful way through the Internet to audiences, and do so whenever and wherever needed, in a simple, streamlined process. The KEWi family of products is suited for any business organization, internal or independent, that must communicate different messages to different audiences expediently through the Internet.

(b)  Industry Background.

As more and more businesses compete using the Internet as a tool, it becomes increasingly critical to retain existing customers. Businesses can be very selective in choosing software solutions that are available from a growing number of companies competing for the online customer support market.

With over 90 million people accessing the Internet today, and estimates of an additional 1 million new Internet users per month, clearly the Internet provides an ideal vehicle for manufacturers and service providers. Companies and organizations of all sizes are looking to technology to provide business-rich applications for their customers to access 24 hours a day, 7 days a week. The Internet has emerged as the premier method of delivery.

Explosive growth and countless new technologies have characterized support applications in recent years. Now, users are in search of ways to maximize and streamline their online experience. The challenge resides in providing a robust application that can meet the demands of many concurrent users and can be distributed geographically around the world.

According to Boston-based AMR Research, Inc., a highly respected industry trend-spotting source, Internet-based support strategies ". . . are becoming the hub of many companies' marketing strategies." AMR predicts that the total Customer Relations Management (CRM) will jump to $16.8 billion by 2003 from $2.3 billion in 1998.

Datamonitor expects this market to grow from $150 million in 1998 to $2 billion by 2003. While new technologies may reduce the manpower costs, they often increase technical development expenses. Exceptional customer service is what time and again makes the difference between loyal customers and abandoned shopping carts and businesses are in search of new and more efficient ways to offer that customer service.

Global dependence on the Internet has exploded in sufficient volume for the type of applications needed to bring about a natural, logical redefinition of business communication and distribution.
 By the year 2000, according to Forrester Research Inc., a leading independent research firm that analyzes the future of technology change and its impact on businesses, consumers and society, Internet-based call center solutions may reduce labor costs by 43 percent as compared to an estimated labor cost increase of 3 percent without Internet-based solutions.

Organizational Infrastructure Support Market

Information technology groups comprise the organizational infrastructure support market. Internal support issues range from supporting desktop and shared hardware, third party software applications, corporate information systems, corporate networks and central data center functions. Information technology departments, regardless of size of audience or organization served, are becoming overwhelmed by the proliferation of services and personnel required to support internal infrastructures. Rather than having to support more hardware and/or software, the Information technology industry is seeking more efficient ways to manage the information and data they are tasked to coordinate and distribute to a variety of audiences (including associates, vendors and customers). They are seeking to place as much power into the hands of the end user as possible.

Proprietary Product Support Market

The proprietary product support market is characterized as an end-user customer support function. External support markets include product support, installation/configuration support, account information, and call center management.

Gartner Group, a world leader in providing business technology research, consumer and market intelligence, consulting, conferences and decision-making tools, estimates that revenues from software applications including sales management, telesales, and customer service solutions, will grow from $900 million in 1997 to $4 billion in 2002 (an annual growth rate of 35 percent). Proprietary software products provide a clear value-add to computer hardware manufacturers, which has led to the current trend of major tier-1 manufacturers aggressively seeking value-added partners with industry specific products and services.

Looking specifically at the help-desk market, IDC, a global leader in providing technology intelligence, industry analysis, market data, and strategic and tactical guidance to the builders, providers and users of information technology, has estimated that this market will grow to approximately $2.5 billion in the year 2000 and $3.5 billion by the year 2002.

Person-to-Person Internet Support Market

Frustrated by long wait times on phone support lines, users in increasing numbers are migrating to a more convenient and diverse form of help: newsgroups. Person-to-person "chat" and unregulated Internet newsgroups define this market. For almost any topic imaginable, a user can ask questions and get information from others registered in the newsgroup. Newsgroups are one of the most useful, information-rich parts of the Internet. They are also the most unpredictable and can be unreliable.

Unlike typical help desk environments where a user has interaction with a single phone support person, a newsgroup allows interactions with many people each with their own skill set, expertise and perspective. For that reason, some groups are officially sponsored; others are not. Microsoft has gone as far as to certify and compensate some independent support engineers to monitor and provide quality support to certain newsgroup forums.

The Paging Market

More data is sent over the paging infrastructure than by all other forms of mobile data communications combined. Today, the paging industry is making a move that will change the way the public thinks about paging and impact the way people communicate for years to come. The advent of two-way paging technology will open an entirely new arena for the development and expansion of wireless messaging. The term "paging" as it is used today will practically become obsolete.

One out of every seven people will carry a wireless device by the year 2000, which translates into nearly 70 million subscribers. Demand for word messaging is growing at twice the rate of numeric paging. Demand for wide-area coverage is growing at twice the rate as local coverage. Nearly 75 percent of United States professionals now spend more than 20 percent of their time away from the office. There are more than 600 wireless messaging companies operating in the United States, of which the top 30 companies constitute 95 percent of the business.

(c)  Strategy.

The KEWi family of products has been designed to provide maximum distribution, ease of use, accessibility, immediate response time, scalability, and a rapid development cycle. Through the integration of the KEWi family of products and services, a complete web presence can be created and deployed in less time for less money and less manpower, and can offer more functionality than can more traditional approaches.

The company's strategy is to continue to expand the KEWi family of products and includes the following key points:

Leverage technical expertise in software support over the Internet. The company has designed its products to provide immediate access support to Internet-based customers and to provide a self-help knowledge management solutions.

Expand product offering to a broader customer base. By partnering with companies to market the company's products to government agencies and companies with large distribution channels, the company intends to increase the company's penetration into the Internet-based support market. The agreements with Qwest Cyber.Solutions, Mobilitylink, and SMI International are examples of this strategy.

Utilize network of two-way wireless messaging. We intend to integrate business applications with a two-way paging system.

(d)  Products And Services.

Each product in the KEWi family can be sold independently, distributed through an ASP model, or integrated with the others to provide a complete Internet business strategy:

Knowledge Management

Customer Support (iSupport)

Wireless Device Management

Crack The Books

Comprehensive integration of these components results in a capability labeled Internet Management for the Enterprise.

Knowledge Management

The term "at the speed of business" has taken on a new meaning in this world of instantaneous communication. Those with access to knowledge in real time have a distinct competitive advantage. KEWi's knowledge management capability captures knowledge at the source of expertise allowing controlled distribution and access by anyone, anywhere, and at anytime. KEWi's search capability is a unique combination of natural language, key words, proprietary algorithms, and techniques allowing each customer to define their own language.

Each business uses a unique language to communicate with customers and employees. KEWi's Knowledge Management has the ability to incorporate the unique language of each business to provide fast, reliable information and answers to user requests. KEWi thus becomes a system capable of providing information at the speed of thought.

Customer Support

The Internet has opened the door to a new dimension in delivering customer support. Customers today expect and demand to have access to information, answers and support 24 hours a day, 7 days a week. KEWi integrates capabilities directly targeted at meeting and, in many cases, exceeding these customer expectations. Unlike other customer support products on the market, KEWi has been designed from the ground up to be delivered over the Internet and through wireless devices. The most inefficient use of call centers resources is the "status call." Requests for status information on the resolution of a previous inquiry can be as high as 15 percent to 20 percent of the total call volume. KEWi has a call status feature allowing the customer to access status information instantaneously from the Internet.

Wireless Paging Management

With a two-way pager and KEWi's Wireless Paging Management, an organization can easily and conveniently manage and track critical pager communications interfacing business applications with a nationwide paging network. Immediate benefits include:

Maximizing support personnel productivity

Confirmation that the page was received and when

Sending and managing pages through a browser interface

Allocation of support personnel dynamically

Interaction with business applications through a pager

Greater control of paging expenses

Wireless Paging Management allows a user's business application(s) to interact electronically with a paging network. The service includes two primary interfaces (a) a 3Si developed generic application interface that allows communication between the customer network and the 3Si service; and (b) a site-specific interface that passes two-way paging data to the business application. The site-specific interface may be developed by 3Si or other systems integrator as is deemed most appropriate. Two-way paging management allows users to increase customer satisfaction and reduce overall support costs.

CrackThe BooksT

CrackTheBooksT is a scheduling and support service for schools and other similarly-run organizations. It facilitates and streamlines sharing of knowledge and support to students, their families, and other user groups. Some of the information shared through CrackTheBooksT is homework, testing schedules, sporting events, questions for teachers, daily cafeteria menus, practice schedules and many other options.

Internet Management for the Enterprise

Internet Management for the Enterprise comprehensively integrates all the components in the KEWi family of support products, providing the following capabilities: search engine, portal management, access control, content filtering, content creation and management, press releases, news articles, product and services information, sales tools, careers and job postings, self-help knowledge, sales lead routing, customer support system, and integration with business applications.

(e)  Sales And Marketing.

The KEWi suite of Internet-based customer support products is based on three fundamental philosophies:

capturing the creation of knowledge at the source;

aggregating that knowledge; and

controlled and systematic distribution through the Internet and wireless devices.

3Si Application Service Provider

In this subscription-based environment, the customer is billed monthly for access to the KEWi service. All of the software, hardware and networking systems are maintained from the company's data center. This business model has the advantage of minimal startup expense time and does not require any expertise from the customer. Currently over 500 customers access KEWi products and services through the ASP business model. These users include SMI International, Evolving Systems, and Cable Labs.

Customer Installed

KEWi software and hardware may also be implemented directly on the customer's network. The software is licensed to customers and an annual maintenance fee is charged for software support and updates. The KEWi family of products can be deployed in both Intranet and Internet environments. Currently, Qwest Cyber.Solutions uses KEWi technology as the infrastructure behind their new corporate web site. The United States Air Force has selected KEWi as a problem and status tracking tool for the support of satellites.

Rebranding and Distribution

Rebranding of KEWi products and services will produce the most dramatic impact on gaining market share. This distribution model is an ideal model for companies that would like to get into the web services and knowledge delivery market quickly and efficiently.
The "Powered by KEWi" branding will generate recurring revenue for the company through royalty licensing.

In August 1999, the company partnered with SMI International, a Colorado Springs-based management group (formerly Space Mark Inc.), by signing a master reseller agreement in the ordinary course of business. The agreement gives SMI exclusive rights to market KEWi.net products to all local, state and federal government agencies in the United States, including the State of Alaska, as well as all government and commercial customers in Australia, New Zealand.

A joint marketing and warrant agreement between KEWi.net and Qwest
Cyber.Solutions   has been signed in the ordinary course of
business with the goal of developing a Qwest Cyber.Solutions branded suite of KEWi-based products. As of October 2000, the company has expanded its agreement with QCS to develop and maintain the QCS web site.

MobilityLink is in the process of creating a rebranded version of the KEWi products and services under an agreement entered into with the company in the ordinary course of business.

Wireless Paging Management

Wireless paging management has the ability to generate revenue by developing customer specific business application interface, sale of the pager devices, reselling the paging service, and service fees for access through the KEWi data center to the wireless paging network.

(f)  Strategic Alliances.

KEWi.net is at a crossroads in company growth. As the company identifies qualified individuals with the skills, expertise and vision to expand the organization, it relies on several significant partnerships to guide us along the way as the company transitions from utilizing outsourcing to building a solid infrastructure. At this time, KEWi's wireless product interfaces with SkyTelr network. The company has also signed a technology alliance agreement in the ordinary course of buinsess with with Weblink Wirelessr to integrate business applications.

The company's strategy is to continue to expand the offering of the KEWi family of products to a broader customer base. By partnering with application service providers and other distribution partners, the company intends to increase its penetration into the Internet-based software market. The agreements with Qwest Cyber.Solutions are an example of this strategy.

The addition of document management and portal management to the family of KEWi products, along with the expansion of capabilities in the knowledge management and request tracking products, has increased the size of the potential market for KEWi products and services.

(g)  Competition

With the proliferation of Internet-based customer support systems, the competition, at first glance, may look intimidating. For the most part, these companies have done a terrific job of raising money and creating a presence in the financial markets. However, the products are focused primarily on a small segment of the overall requirements. Most of the Internet-based support products require the purchase of new servers, related software and integration services in order to deploy the system over the Internet.

The company believes there are significant opportunities for differentiation of the KEWi products and services due to its focus on the entire enterprise: knowledge management, distribution and support requirements. Competitors in this market are: Silknet, Ask Jeeves, Inc., Brightware, and Motive.

Employees.

As of December 1, 2000, the company had six employees, 5 of whom are in the area of sales and marketing and software development and customer service, and 1 of whom is in administration.

                   MANAGEMENT'S DISCUSSION AND
                 ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements of the company and notes thereto contained elsewhere in this report.

Financial Condition at June 30, 2000.

(a)  General.

As of June 30, 2000, the company had a working capital deficit of approximately $138,000, and had negative working capital from operations of $784,000 for the year then ended. The overall decreases in both current assets and liabilities reflect the down-sizing of the company subsequent to the May 1999 sale of the systems integration business.

(b)  Vendor Settlements.

As of June 30, 1999, accounts payable balances owed to two vendors were approximately $650,000 and $2,200,000. The company has made payments throughout the current year, and made the final payment on the $650,000 balance as of August 2000. A settlement was reached with the other vendor, Storage Area Network ("SAN"), whereby SAN received 6,460,137 shares ("the SAN Shares") of the company's common stock and the liability was discharged. The SAN shares will be subject to redemption at a predetermined price under the following terms. All contingent proceeds received after August 2000, from the May 1999 sale of the systems integration business will be used to redeem the SAN shares. In addition, the company will use 50% of any capital investment or loans, and 50% of net income, realized after August 2000, to redeem SAN shares. At the point SAN has received redemption payment totaling $2,200,000, the company will have the right, but not the obligation, to continue purchasing the SAN Shares.

(c)  Contingent Sales Proceeds.

The agreement for the May 1999 sale of the systems integration business provides for contingent payments to the company of 75% of the profits in excess of contract renewal payments from the sold business for the first year (April 2000), and 50% of the profits in excess of contract renewal payments for the second and third years (April 2001 and 2002).

Contract renewal payments of $302,000 and $250,000 were received in June 1999 and March 2000, respectively. Profits from the sold business have not exceeded $552,000 through April 2000 and no additional contingent payments are due to the company through April 2000.

The final contract renewal payment of $75,000 was received by the company in August 2000. The company will share in 50% of the profits in excess of $75,000 for the year ended April 2000. The first $158,000 of additional contingent payments earned by the company will be retained by the buyer to pay for compensated absences for former 3SI employees.

(d)  Credit Facilities.

The company currently has no line of credit facility in place. The provision in the SAN settlement agreement, requiring that 50% of loan proceeds will be used to redeem the SAN shares, may impact the company's ability to obtain additional short-term financing.

(e)  Financial Condition Summary.

All trade payables are current as of June 30, 2000, with the exception of the one significant vendor balance, which was paid off in August 2000. The working capital deficit has been reduced substantially, down to $138,000 at June 30, 2000. This $138,000 deficit includes $158,000 of accrued compensation payable that is being deferred, and is anticipated to be offset against additional contingent sales proceeds. The company can now move forward without the debt burdens of the prior years.

Management believes that, with the agreements in place to provide services to customers for FY 2001, (see discussion below) it has the ability to generate sufficient cash to support its operations for the next twelve months.

Financial Condition at September 30, 2000.

(a)  Working Capital.

As of September 30, 2000, the company had working capital of approximately $31,000. Working capital provided by operations was $96,000 for the quarter ended September 30, 2000.

(b)  Commitments.

The company has an obligation as of September 30, 2000, to redeem $75,000 of its common stock subject to redemption.

(c)  Other Sources of Working Capital.

Management is anticipating that the $50,000 escrow account
(held to register the common stock subject to redemption) will be released since the company has entered into an agreement with a law firm to prepare the registration statements in exchange for shares of the company's stock.

The May 1999 sale of the systems integration business provides for contingent payments based on subsequent profits of the business sold. The company will share in 50% of the profits in excess of $75,000 for the year ended April 2001. The first $158,000 of these contingent payments earned will be retained by the buyer to pay for compensated absences for former company employees. Profits from the sold business (unaudited) were $109,000 for the six months ended April 30, 2000. Similar profits for the six months ended October 31, 2000, would be shared by the company, and reduce the liability for compensated absences.

(d)  Credit Facilities.

The company currently has no line of credit facility in place.
The provision in the SAN common stock redemption agreement, requiring that 50% of loan proceeds will be used to redeem the SAN shares, may impact the company's ability to obtain additional short-term financing.

(e)  Cash Requirements.

Management believes that, with the agreements already in place to provide services for FY2001, it has the ability to generate sufficient cash to support its operations for the next twelve months.

Results of Operations.

In May 1999, 3Si sold its computer reseller, consulting, and government sales divisions for the purpose of focusing its efforts on the marketing, sales, and integration of KEWi.net products.

The company's principal services provided during FY 2000 were web site development using the KEWi.net products, and the licensing of the KEWi.net Internet-based customer support system.

The company has also entered into an agreement to develop and maintain a web site for a large Colorado corporation. Revenues of $80,000 under this agreement were reported in FY 2000. Completion of the first two phases of this project, and all of the training, would provide $545,000 of revenue during FY 2001.

The company has also entered into an agreement to maintain and operate the Internet-based customer support system for FY 2001, for the entity that owns the 26% minority interest in KEWi. The
$129,600 fee for the annual agreement was received in July 2000.

(a)  Year Ended June 30, 2000 with Comparison to Year Ended June
30, 1999

The operations reported for FY 1999 included net revenues and net loss attributable to both the company's new KEWi product focus and the systems integration business that was sold in May 1999 as follows:

                     Old Systems             New KEWi
                     Integration             Products
                     Business                Focus             Total
                       (000's)               (000's)          (000's)

Net revenues         $  16,445               $     33         $ 16,478
Cost of operations      18,527                    630           19,157
(Loss) from
operations              (2,082)                  (597)          (2,679)

Other                     (454)                     4             (450)

Net loss before
Taxes                   (2,536)                  (593)          (3,129)
Income tax                 (69)                     -              (69)

Net loss                (2,605)                  (593)          (3,198)

The FY 2000 loss is $444,742.  The FY 1999 loss (exclusive of the
$2,605,000 from the systems integration business) was $593,000.
This $593,000 FY 1999 loss represented two months of operations under the company's new focus.

The operations reported for FY 2000 reflect the company's new focus, with $104,000 of revenues from consulting and services related to the KEWi.net products. The FY 2000 operations also reported $28,000 of revenues from the licensing of the KEWi.net Internet-based customer support system. Revenues of $33,000 were reported related to the KEWi.net products in FY 1999. Operating costs (exclusive of the systems integration business) have been significantly reduced in FY 2000. Operating costs (cost of revenue and selling and administrative expense) of $795,000 were reported for FY 2000. Operating costs (exclusive of the systems integration business) of $630,000 were reported for FY 1999. This included only two months of operations in FY 1999 under its new KEWi.net products focus. Compensation costs of $371,000 are reflected in the FY 2000 results of operations. A significant portion of the company's FY 2000 compensation costs was related to non-billable functions. The technical staff devoted significant time to research, its "Crack-the-Books" promotional software, and the unsuccessful development of paging system software. A significant portion of management's time during FY 2000 was also diverted from revenue producing functions to legal issues that are now settled.

Legal expenses of $86,000, related to the settlement of two lawsuits against the company, are also reflected in the FY 2000 results of operations. Interest expense of $183,000 was incurred and paid to SAN in FY 2000 prior to the settlement agreement reached on the $2.2 million debt owed by the company. The company's only debt subject to interest at June 30, 2000, is a $17,000 capital lease.

The FY 2000 operations include a $27,000 write-off of paging system software and $32,000 amortization of other software development costs. All capitalized software has been fully amortized at June
30, 2000.

(b)  Year Ended June 30, 1999 with Comparison to Year Ended June
30, 1998

During FY 1999 the company exited out of the computer selling and consulting business. The company sold its field services division just prior to FY 1999. The company assigned its government sales contract effective January 1, 1999, and sold the balance of its computer selling and consulting business as of May 1, 1999.

The FY 1999 loss is due to the decline in sales (as the company exited out of the computer selling and consulting business) combined with declining margins. The company incurred a net loss of $3,197,545 in FY 1999 compared to a net loss of $62,918 in FY
1998.

Net sales decreased approximately $12.9 million, or 44.0% in FY 1999 compared to FY 1998. This change is primarily the result of the company exiting out of the computer selling and consulting business. Revenue from consulting and services (excluding the United States Postal Service ("USPS") sub-contract) decreased approximately $2.1 million. Revenues from the "USPS" sub-contract (which was part of the May 1, 1999 sale) decreased approximately $700,000. Revenues from the licensing of the KEWi.net Internet-based customer support system were approximately $8,000 in FY 1999.

Cost of goods sold in total decreased approximately $9.6 million or 39% in FY 1999 compared to FY 1998. The company's gross profit percent on product sales dropped dramatically in FY 1999. The gross profit on product sales dropped to 4.9% in FY 1999. This decrease is attributed to declining margins on commercial sales due primarily to stiff competition and extremely low margins on sales under its government contract. The direct costs of consulting and Internet security assessments approximately equaled the revenues due in part to customer dissatisfaction with these services.

Selling and administrative expenses decreased approximately $700,000 or 13% in FY 1999 compared to FY 1998. This decrease is due to $1.4 million in reductions in compensation costs as the company exited out of the computer selling and consulting business. Other selling and administrative costs increased, as the company was unable to start reducing these costs until after the May 1, 1999, sale. Bad debts, depreciation, amortization, and lease costs associated with an unsuccessful conversion of the internal accounting system all increased in FY 1999 compared to FY 1998.

Interest expense increased as a result of increased use of the company's revolving line of credit to finance its working capital needs.

(c)  Quarter Ended September 30, 2000 with Comparison to Quarter
Ended September 30, 1999.

Revenues increased by approximately $267,000 for the quarter ended September 2000 compared to September 1999. This primarily reflects the new agreements with QCS and SMI International.

The September 2000 revenues include a non-recurring $100,000 licensing fee for the use of KEWi software.

Selling and administrative expenses decreased by approximately $69,000 for the quarter ended September 2000 compared to September 1999. This is primarily attributable to decreased legal fees related to litigation settled in the prior year. Salaries also decreased for these comparable periods related to employees temporarily retained through September 1999 after the sale of the systems integration business.

Interest expense decreased by approximately $62,000 for the quarter ended September 2000 compared to September 1999. The
September 1999 interest expense was related to debt to SAN. This debt was settled in March 2000 in exchange for common stock subject to redemption.

Miscellaneous income increased by $75,000 for the quarter ended September 2000 compared to September 1999. This represents the contingent contract renewal payment from the May 1999 sale of the systems integration business.

The company has also entered into an agreement in 1999 in the ordinary course of business with SMI International to maintain and operate an Internet-based customer support system for FY 2001, for the U.S. Air Force Operational Space and Support Program. The $129,600 fee for the annual agreement was received in July 2000.

As of October 2000, the company has expanded its agreement with QCS to develop and maintain the QCS web site. Projected revenues (net of subcontractor fees) for FY 2001 under this expanded agreement are $805,000.

                     DESCRIPTION OF PROPERTY

The Company currently rents 900 square feet of space for our data
center at 6886 S. Yosemite St., Englewood, Colorado.   The Company
is also leasing 300 square feet of sales office space in Colorado Springs, Colorado. It is believed that our facilities are adequate for the present level of business through fiscal year 2001.

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years, there have not been any transaction that have occurred between the company and its officers, directors, and five percent or greater shareholders, except as follows:

Amounts due from company stockholders were $162,395 and $162,395 at June 30, 2000 and 1999, respectively. Due to the uncollateralized nature of these receivables and the going concern consideration in the financial statements, the $162,395 June 30, 1999, balance has been fully reserved and recorded as an expense.

Certain of the officers and directors of the company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain conflicts of interest may arise between the company and its officers and directors. The company will attempt to resolve such conflicts of interest in favor of the company. The officers and directors of the company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the company's affairs. A shareholder may be able to institute legal action on behalf of the company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the company.

                  MARKET FOR COMMON EQUITY AND
                  RELATED STOCKHOLDER MATTERS.

Market Information.

The company's common stock is traded on the Over-the-Counter Bulletin Board (symbol "TSIH"), having commenced trading on January 2, 1987 (on September 16, 1998, the name of the company was changed from Tyrex Oil Company). The range of closing bid prices shown below is as reported by this market. The quotations shown reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Per Share Common Stock Prices by Quarter

For the Fiscal Year Ending on June 30, 2001

                                                 High      Low

Quarter Ended September 30, 2000                 0.25      0.11

Per Share Common Stock Prices by Quarter
For the Fiscal Year Ended on June 30, 2000

                                                 High      Low

Quarter Ended September 30, 1999                 0.20      0.10
Quarter Ended December 31, 1999                  0.18      0.07
Quarter Ended March 31, 2000                     0.94      0.12
Quarter Ended June 30, 2000                      0.50      0.19

Per Share Common Stock Prices by Quarter
For the Fiscal Year Ended June 30, 1999

                                                 High      Low

Quarter Ended September 30, 1998                 0.41      0.06
Quarter Ended December 31, 1998                  0.31      0.15
Quarter Ended March 31, 1999                     0.31      0.19
Quarter Ended June 30, 1999                      0.25      0.12

Holders of Common Equity.

As of December 1, 2000, there were approximately 1,700 shareholders of record of the company's common stock.

Dividend Information.

The company has previously paid dividends in the fiscal year ended December 31, 1996 and the six months ended June 30, 1997.
The Board of Directors presently intends to retain any earnings to finance company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the company's earnings, capital requirements and other factors.

                       EXECUTIVE COMPENSATION


                      Summary Compensation Table


                     Annual compensation              Long-term
                                                     compensation
                                           Awards          Payouts
                                    Other           Securi           All
                                    Annual          ties             other
Name and                            compen Restrict under            compen
Principal   Year   Salary   Bonus   sation  stock   lying   LTIP     sation
Position            (1)              (2)    award   options payouts
                                                    SARs
                     ($)     ($)     ($)     ($)     (#)       ($)     ($)

Frank W.
Backes,
President
CEO         2000   $114,800    0      0       0       0         0       0
            1999   $110,000    0      0       0       0         0       0
            1998   $110,000    0      0       0       0         0       0

Frederick
J. Slack,
Ex. Vice
President   2000   $110,000    0      0       0       0         0       0
            1999   $110,000    0      0       0       0         0       0
            1998   $110,000    0      0       0       0         0       0

Felipe L.
Valdez,
Secretary   2000   $  4,230    0      0       0       0         0       0
            1999   $ 91,667    0      0       0       0         0       0
            1998   $110,000    0      0       0       0         0       0

(1) 3Si was a subchapter S corporation prior to its acquisition by Tyrex Oil Company in September 1998. Amounts paid prior to that time to the three officers of 3Si named above were made to them in their capacities as shareholders.

(2) Perquisites and other personal benefits or property did not, in aggregate, exceed $50,000 or 10% of the total compensation.
Advances to officers/stockholders of $162,395 that were fully reserved and recorded as an expense as of June 30, 1999, are not considered compensation.

Employment Agreements.

Separate employment agreements have been signed with Mr.
Backes, Mr. Slack, and Mr. Valdez on May 28, 1997.    These
agreement all expired on May 31, 2000; no new employments agreements have been entered into.

Other Compensation.

(a) There are no annuity, pension or retirement benefits proposed to be paid to executive officers or directors of the company in the event of retirement at normal retirement date as there was no existing plan provided for or contributed to by the company.

(b) No remuneration is proposed to be paid in the future directly or indirectly by the company to any executive officer or director since there was no existing plan which provides for such payment.

(c) The company has stock option plans in place, both in 1998 and 2000, and certain employees have been granted options under these plans; however, none of the executive officers or directors and have been granted any options under these plans.

                        FINANCIAL STATEMENTS

Independent Accountants' Report

Board of Directors
3Si Holdings, Inc.

We have reviewed the accompanying consolidated balance sheet of 3Si Holdings, Inc. as of September 30, 2000, and the related statements of earnings, and cash flows for the quarter then ended. These financial statements are the representation of the management of 3Si Holdings, Inc.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

/s/ Balogh and Tjornehoj, LLP
Balogh and Tjornehoj, LLP
October 31, 2000
Denver, Colorado

Independent Accountants' Report

Board of Directors
3Si Holdings, Inc.

The accompanying statements of earnings and cash flows of 3Si
Holdings, Inc. for the quarter ended September 30, 1999, were not audited by us, and, accordingly, we do not express an opinion on them.


/s/ Balogh and Tjornehoj, LLP
Balogh and Tjornehoj, LLP
November 17, 1999
Denver, Colorad

                         3SI HOLDINGS, INC.
                      CONSOLIDATED BALANCE SHEET
                         SEPTEMBER 30, 2000
                             (Unaudited)

                                ASSETS

Current Assets
Cash and cash equivalents                                $   246,108
Accounts receivable - trade                                  104,821

Other current assets                                          12,536
Total current assets                                         363,465
Equipment At Cost
Computer systems and software                                 82,647
Less accumulated depreciation and amortization               (20,172)
Net equipment                                                 62,475

Other Assets                                                  50,290

Total assets                                                 476,230

             LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current Liabilities
Current portion of long-term debt                              7,696
Accounts payable - trade                                      60,031
Customer deposits                                              9,396
Accrued liabilities (Note 3)                                 157,708
Unearned revenue                                              97,200
Total current liabilities                                    332,031

Long-Term Debt                                                15,935
Minority Interest                                             27,592

Common Stock Subject To Redemption (Note 4)                2,211,048
Stockholders' (Deficit) Equity
Common stock                                                 417,565
Additional paid in capital                                 3,282,963
Accumulated (deficit)                                     (3,561,672)
Treasury stock                                               (38,184)
Common stock subject to redemption                        (2,211,048)
Total stockholders' (deficit) equity                      (2,110,376)

Total liabilities and stockholders' (deficit) equity         476,230

See independent accountants' reports and notes to interim consolidated financial statement

                        3SI HOLDINGS, INC.
                CONSOLIDATED STATEMENTS OF EARNINGS
                            (Unaudited)

                                              Three Months
                                                 Ended
                                        September 30     September 30
                                             2000             1999

Consulting, service, and license fees   $   293,346      $    26,489

Contract labor and other costs               59,150           16,628

Gross profit                                234,196            9,861

Selling and administrative expenses         143,704          212,985

Earnings (loss) from operations              90,492         (203,124)

Other income (expense)
Interest income                               2,010           11,328
Interest expense                             (1,284)         (63,171)
Miscellaneous income (Note 3)                75,162                -
Total other income (expense)                 75,888          (51,843)

Net earnings (loss) before minority
Interest                                    166,380         (254,967)

Minority interest                           (21,570)          27,900

Earnings (loss) before income taxes         144,810         (227,067)

Income taxes (Note 5)                             -                -

Net earnings (loss)                         144,810         (227,067)

Basic and diluted earnings (loss) per
common share (Note 2)                           nil             (.01)

Weighted average shares outstanding
Basic                                    41,541,467       34,216,845
Diluted                                  41,745,932      34,216,845

See independent accountants' reports and notes to interim consolidated financial statement

                        3SI HOLDINGS, INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Unaudited)
                                             Three Months
                                                 Ended
                                        September 30     September 30
                                             2000             1999

Operating activities
Net earnings (loss)                     $   144,810      $   (227,067)
Reconciling adjustments
Depreciation and amortization                 4,955             9,429
Gain on disposition of assets               (75,000)                -
Income (loss) attributable to minority
Interest                                     21,570           (27,900)
Change in operating assets and
Liabilities
Accounts receivable                         (50,216)          319,697
Other assets                                (11,320)           93,032
Accounts payable                            (96,610)         (361,703)
Unearned revenue                             97,200                 -
Other liabilities                                 -          (135,183)
Total adjustments                          (109,421)         (102,628)

Net cash provided by (used for)
 operating activities                        35,389          (329,695)

Investing activities
Proceeds from sale of assets                 75,000                 -
Interest accrued on savings                    (290)                -
Software development costs                        -           (15,756)

Net cash provided by (used for)
investing activities                         74,710           (15,756)

Financing activities
Payments on capital lease                    (1,689)                -
Proceeds from exercise of stock options           -            11,500

Net cash (used for) provided by
 financing activities                        (1,689)           11,500

Net change in cash and cash equivalents     108,410          (333,951)

Cash and cash equivalents, beginning        137,698         1,372,293

Cash and cash equivalents, ending           246,108         1,038,342

Supplemental disclosures of cash
flow information
Interest paid                                 1,284            63,171
Income tax paid                                   -                 -

See independent accountants' reports and notes to interim consolidated financial statements

                        3SI HOLDINGS, INC.
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            (Unaudited)

NOTE 1.  MANAGEMENT'S STATEMENT

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of 3Si Holdings, Inc. ("TSIH") at September 30, 2000, and the results of operations and cash flows for quarters ended September 30, 2000, and September 30, 1999. The Notes to the Consolidated Financial Statements which are contained in the June 30, 2000, Form 10-KSB should be read in conjunction with these Interim Consolidated Financial Statements.

NOTE 2.  EARNINGS (LOSS) PER SHARE

Basic earnings per share for the quarter ended September 30, 2000, was calculated by dividing net earnings by the average number of common shares outstanding during the year. Diluted earnings per common share for the quarter ended September 30, 2000, was calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

Net (loss) earnings per share for the quarter ended September 30, 1999, was computed on the basis of the weighted average number of common shares only, as shares subject to stock options would have an anti-dilutive effect.

NOTE 3.  CONTINGENCIES

TSIH sold the assets of its systems integration business effective as of May 1, 1999. The asset purchase agreement provided for additional contingent payments to TSIH when key contracts were renewed. The final contract renewal payment of $75,000 was received in September 2000.

The asset purchase agreement also provided for contingent payments to TSIH of 75% of the profits in excess of contract renewal payments from the sold business for the first year (April 2000), and 50% of the profits in excess of contract renewal payments for the second and third years (April 2001 and 2002). Profits from the sold business did not exceed contract renewal payments through April 2000. No additional contingent payments are estimated to be due to TSIH at September 30, 2000. There is currently no assurance as to when or if any contingent payments will be earned.

The first $157,708 of additional contingent payments earned by TSIH will be retained by the buyer to pay for compensated absences for former TSIH employees. This amount is included under accrued liabilities in the September 30, 2000 balance sheet.

NOTE 4.  COMMON STOCK SUBJECT TO REDEMPTION

TSIH has issued 6,460,137 shares of common stock ("the SAN shares") that are subject to redemption under the following terms. All contingent payments received after August 2000 from the May 1999 sale of the systems integration business will be used to redeem the SAN shares. In addition, TSIH will use 50% of any capital investment or loans, and 50% of subsequent net income, to redeem SAN shares. For redemption payments after September 2000, the SAN shares shall be transferred back to TSIH at $.52 per share, or the then current market price, whichever is higher. At the point SAN has received redemption payment totaling $2,211,048, TSIH will have the right, but not the obligation, to continue purchasing the SAN shares.

TSIH has received a contingent payment of $75,000 in September 2000 (see Note 3) which must be used to redeem SAN shares under the terms of the redemption agreement.

NOTE 5.  INCOME TAXES

TSIH has sufficient net operating loss carryforward to offset the current taxable income. There is no income tax liability as of September 30, 2000.

NOTE 6.  SUBSEQUENT EVENT

TSIH ENTERED INTO AN AGREEMENT WITH A LAW FIRM IN OCTOBER 2000.
THE LAW FIRM HAS AGREED TO PREPARE REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION IN EXCHANGE FOR 207,373 SHARES
OF TSIH COMMON STOCK, VALUED AT $45,000.

                  INDEPENDENT AUDITORS' REPORT

Board of Directors
3Si Holdings, Inc.

We have audited the accompanying consolidated balance sheets of 3Si Holdings, Inc. as of June 30, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' (deficit), and cash flows for the years ended June 30, 2000, 1999, and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that the Company plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3Si Holdings, Inc. as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the years ended June 30, 2000, 1999, and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At June 30, 2000, current liabilities exceed current assets by $138,282. Also at June 30, 2000, the Company had a deficit in stockholders' equity of $2,255,186. These factors, discussed at Note R, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

/s/ Balogh and Tjornehoj, LLP
Balogh and Tjornehoj, LLP
September 15, 2000
Denver, Colorado

                        3SI HOLDINGS, INC.
                    CONSOLIDATED BALANCE SHEETS
                              ASSETS

                                                  June 30
                                              2000        1999
Current assets
Cash and cash equivalents (Note B)            $137,698    $1,372,293
Accounts receivable - trade (Note D)            54,605       437,221
Other current assets                             1,216        11,000
      Total current assets                     193,519     1,820,514

Property and equipment at cost (Notes B And G)
Computer systems and software                   82,647        28,575
Accumulated depreciation and amortization      (15,217)       (7,500)
Net equipment                                   67,430        21,075

Other assets
Software development costs (Notes B and K)           -        42,827
Deposit                                              -        50,000
Escrow account (Note G)                         50,000             -
     Total other assets                         50,000        92,827

Total assets                                  $310,949    $1,934,416

                 LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current liabilities
Current portion of long-term debt (Note G)    $   7,622   $        -
Accounts payable - trade (Note G)               157,075    3,301,354
Customer deposits                                 9,396            -
Accrued liabilities (Notes F and G)             157,708      427,845
    Total current liabilities                   331,801    3,729,199

Non-current liabilities
Long-term debt (Note G)                          17,264            -

Commitments and contingencies (Note G)                -            -
Minority interest (Note I)                        6,022      149,932

Common stock subject to redemption (Notes B
  and G) 6,460,137 shares issued at
June 30, 2000                                 2,211,048            -
Stockholders' (deficit) (Note J)
Common stock - authorized 50,000,000
shares of $.01 par value; 41,756,467 issued
at June 30, 2000; 40,084,156 issued at
June 30, 1999                                   417,565      400,842
Additional paid-in capital                    3,282,963    2,773,536
Accumulated (deficit)                        (3,706,482)  (3,261,740)

Treasury stock at cost - 215,000 shares at
June 30, 2000, and 6,050,626 shares at
June 30, 1999                                   (38,184)  (1,857,353)
Common stock subject to redemption           (2,211,048)           -
   Total stockholders' (deficit)             (2,255,186)  (1,944,715)
Total liabilities and stockholders'
(deficit)                                       310,949    1,934,416

The accompanying notes are an integral part of these statement

                        3SI HOLDINGS, INC.
             CONSOLIDATED STATEMENTS OF OPERATIONS

                                             Year Ended June 30
                                          2000        1999        1998

Product sales                             $     -     $10,741,248 $20,816,550
Consulting and other service revenue      131,708       5,737,080   8,567,957
Net revenues                              131,708      16,478,328  29,384,507
Cost of revenues                          172,293      14,729,567  24,267,452
Gross profit                              (40,585)      1,748,761   5,117,055
Selling and administrative expenses       622,400       4,428,157   5,138,499

(Loss) from operations                   (662,985)     (2,679,396)    (21,444)

Other income (expense)
Miscellaneous income                       33,665          19,021      74,815
Settlement of litigation (Note G)               -        (224,688)          -
Interest expense                         (182,749)       (230,424)   (180,124)
Net gain (loss) on disposition of
assets (Note P)                           223,417         (71,867)      9,835

       Total other income (expense)        74,333        (507,958)    (95,474)

Net (loss) before minority interest      (588,652)     (3,187,354)  ( 116,918)

Minority interest (Note I)                143,910          58,809           -

Net (loss) before income taxes           (444,742)     (3,128,545)   (116,918)

Income tax (expense) benefit (Note L)           -          (69,000)    54,000

Net (loss)                               (444,742)      (3,197,545)   (62,918)
Basic and diluted (loss) per common share
Net (loss)                                   (.01)            (.09)       nil
Weighted average shares outstanding
(Note B)                                36,553,493      33,944,332 36,571,766

The accompanying notes are an integral part of these statement

                         3SI HOLDINGS, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               Number           Add'l                        Common   Total
               Common    Common   Paid    Accumu     Treasury  Stock    Stock
               Shares    Stock    in      lated      Stock     Subject  Holders
                                  capital (Deficit)               to    Deficit)
                                                               Redemp   Equity
                                                               tion
Balance
June 30, 1997  39,293,424 392,934 2,322,902  (1,277)  (5,987)      -  2,708,572

Merger costs            -       -    (8,278)      -        -       -     (8,278)
Exercise of
options at
$.14 per share    469,000   4,690    60,970       -        -       -     65,660
Shares acquired
in self-
tender;
6,005,626
at $.30 per
share (net of
offering costs
of $49,678)            -        -        -        -(1,851,366)    - (1,851,366)
Shares issued
For
compensation at
$.03 per share   222,500    2,225    4,450       -          -     -     6,675
Net loss for
the year ended
June 30, 1998
Restated               -        -        -  (62,918)        -     -   (62,918)

Balance
June 30 1998  39,984,924  399,849 2,380,044 (64,195) (1,857,353)  -   858,345

Shares issued
for services
at $.16 per
share             99,232      993    14,507       -           -   -    15,500
Stock option
grants and
revisions              -        -    52,726       -           -   -    52,726
Minority
Interest
proceeds in
excess of
carrying value         -        -   326,259      -            -   -   326,259
Net loss for
the year ended
June 30, 1999          -        -         - (3,197,545)       -   -(3,197,545)

Balance
June 30 1999  40,084,156  400,842 2,773,536 (3,261,740)(1,857,353)-(1,944,715)

Shares
reacquired;
60,000 at
$.186 per
share                  -        -         -          -    (11,169)-   (11,169)
Shares
reacquired;
110,000 at
$.191 per
share                  -        -         -          -    (21,028)-   (21,028)
Common stock
subject to
redemption;
6,460,137
shares issued
in settlement
of litigation
net of
6,005,626
shares from
treasury        454,511    4,545    355,137         -   1,851,366(2,211,048)-
Exercise of
options at
$.10 per
share           117,800    1,178     10,602         -          -     - 11,780
Shares issued
in settlement
of litigation
(Note G)      1,100,000   11,000    143,688         -         -     -  154,688
Net loss
for the
year ended
June 30
2000                  -        -          -  (444,742)       -     -  (444,742)

Balance
June 30
2000  41,756,467  417,565  3,282,963(3,706,482) (38,184)(2,211,048) $(2,255,186)

See Note G related to 6,460,137 shares of common stock, subject to redemption which are presented separately from stockholders' deficit on the balance sheet.

The accompanying notes are an integral part of these statement

                         3SI HOLDINGS, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended June 30                         2000         1999       1998

Operating activities:
Net (loss)                          $   (444,742)    $(3,197,545)  $  (62,918)
Reconciling adjustments:
Depreciation and amortization             39,717          228,242      161,498
Software impairment                            -           57,400            -
(Recovery of) provision for
doubtful accounts                        (11,169)         272,615      106,435
Reserve for stockholders' loans
(Note M)                                       -          162,395            -
Stock option compensation                      -           52,726            -
Net (gain) loss on disposition of
   assets (Note P)                      (223,417)          71,867       (9,835)
Loss attributable to minority
interest                                (143,910)         (58,809)           -
Stock issued for services                      -            15,500       6,675

Changes in operating assets and
liabilities:
Accounts receivable                      382,616         5,432,554  (2,917,257)
Inventory                                      -            18,098     417,733
Other assets                              59,784            51,403     (62,841)
Accounts payable and accrued
liabilities                           (1,039,718)         (451,298)    976,751
Income tax payable                             -           (15,000)     15,000
Deferred taxes                                 -            69,000     (69,000)

Total adjustments                       (936,097)        5,906,693  (1,374,841)

Net cash (used for) provided by
operating activities                  (1,380,839)        2,709,148  (1,437,759)

Investing activities:
Proceeds from sale of assets             250,000           802,167      12,500
Proceeds from assignment of
government contracts                           -           500,000           -
Purchases of equipment                   (26,949)         (215,263)   (243,075)
Software development costs               (15,756)          (10,827)   (239,082)
Loans to stockholders                          -           (82,513)    (77,020)
Cost of merger                                 -                 -      (8,278)
Escrow account                           (50,000)                -           -

Net cash provided by (used for)
investing activities                     157,295           993,564    (554,955)

Financing activities:
(Payments on) note payable                     -        (2,858,337) (1,264,271)
Revolving line of credit, net                  -                 -   2,858,337
Payments on notes payable and
capital lease                             (1,803)          (20,925)    (20,948)
Proceeds from exercise of
options (Note J)                          11,780                  -     65,660
Minority interest investment
(Note I)                                       -           535,000           -
Purchase of treasury stock               (21,028)                -  (1,851,366)

Net cash (used for) financing
activities                               (11,051)       (2,344,262)   (212,588)

Net change in cash and cash
equivalents                           (1,234,595)        1,358,450  (2,205,302)

Cash and cash equivalents at
beginning of period                     1,372,293           13,843   2,219,145

Cash and cash equivalents at
end of period                             137,698        1,372,293      13,843

Summary of noncash investing and financing activity:

3Si sold substantially all of its assets effective as of May 1, 1999 (See Note P).

The Company issued 1,100,000 shares of its common stock to settle litigation with a leasing company in the year ended June 30, 2000
(See Note G).

The Company issued 6,460,137 shares of its common stock, subject to redemption, in settlement of a liability to a vendor (See Note G).

The Company reacquired 60,000 shares of its common stock in satisfaction of an obligation from a former employee.

The Company also entered into a capital lease agreement in the year ended June 30, 2000 (See Note G).

Interest paid                    $   182,749     $   230,424    $  180,124
Income tax paid                            -          15,000             -

The accompanying notes are an integral part of these statement

                             3SI HOLDINGS, INC.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION

3Si, Inc.

3Si, Inc. ("3Si") was incorporated in Colorado in 1979. 3Si is a wholly owned subsidiary of 3Si Holdings, Inc., a publicly traded company ("TSIH" or the "Company"), with a controlling ownership in KEWi.net, Inc. In May 1999, 3Si sold its interest in its computer reseller, consulting, and government sales divisions (See Note P) for the purpose of focusing its efforts on the marketing, sales, and integration of KEWi.net products. 3Si is an integration partner and master reseller for KEWi.net.

3Si focuses on the sales, marketing, integration and distribution of KEWi.net products. While KEWi.net focuses its efforts on the development of Internet-based customer support products, 3Si specializes in the business application of these products.

3Si's principal services provided during the year ended June 30, 2000, were web site development using the KEWi.net products, and the licensing of the KEWi.net Internet-based customer support system. The principal markets for 3Si's services are large corporations located in Colorado.

The corporate offices are located in Englewood, Colorado.

KEWi.net, Inc.

KEWi.net, Inc. ("KEWi") was incorporated as a TSIH subsidiary in Colorado in February 1999. TSIH owns 69% of the outstanding common stock of KEWi as of June 30, 2000 and 1999.

Principals of Consolidation

The accounts of 3Si and KEWi are consolidated into the TSIH financial statements. All intercompany balances and transactions have been eliminated. A minority interest is presented in the TSIH financial statements for the 31% interest of KEWi not owned by TSIH (See Note I).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Prior Period Adjustments
The accompanying financial statements for the year ended June 30, 1998, have been restated to correct an error in not recording all accounts payable at that date. The effect of the restatement was to decrease net earnings for the year ended June 30, 1998, by $232,058 ($.00 per share). The 1998 current income tax effect of this correction was offset by an increase in the 1998 deferred tax valuation allowance.

Business Segments

The Company operated in only one business segment as a systems integrator until May 1999. Subsequently TSIH operated in only one business segment related to its KEWi.net products. Revenues are all attributed to operations within the United States. Long-lived assets are all located within the United States. See Note O for information on major customers.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Depreciation and Amortization

Depreciation and amortization have been provided in amounts sufficient to allocate the costs of depreciable assets to operations over their estimated useful lives of five to seven years using the straight-line method. Equipment acquired under capital leases is amortized on a straight-line basis over the lease period. Amortization of capitalized software development costs has been provided over a period of two years.

Depreciation and amortization expense is as follows:

                     Equipment           Software
                     and Capital         Development
Year ended           Leases              Costs               Goodwill

6/30/98              $  130,248          $        -          $   31,250
6/30/99                 112,800              89,400              26,042
6/30/00                   7,717              32,000                   -

Revenue Recognition

The Company's revenue recognition policies are in compliance with all applicable accounting regulations, including American Institute of Certified Public Accountants ("AICPA") Statements of Position ("SOP") 97-2 and 98-4, "Software Revenue Recognition". These statements provide criteria to be met in order for revenue to be recognized. The criteria applicable to web site development include determinability of the amount of revenue, measuring progress-to-completion, and probability of collection. Maintenance and support revenues are recognized ratably over the term of the related agreements. Revenues from other contract services are generally recognized under the percentage-of-completion method, as measured by achievement of the milestones specified in the agreements. The KEWi software is licensed to the user on a monthly subscription basis. License revenue is recognized monthly as the service is provided.

Advertising Costs

Advertising costs are charged to operations as incurred.
Advertising expense is as follows:

Year ended

6/30/98       $  58,000
6/30/99          38,000
6/30/00           1,000

(Loss) Earnings Per Share

The basic (loss) earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS, if any, reflects the potential dilution that could occur if dilutive securities were exercised or converted into common stock that then shared in the earnings.

Net loss per share for the years ended June 30, 2000, 1999, and 1998, was computed on the basis of the weighted average number of common shares outstanding, which includes common stock subject to redemption. Shares subject to warrants and stock options would have an anti-dilutive effect.

Fair Value of Financial Instruments

Estimated fair values of the Company's financial instruments (all of which are held for non-trading purposes) are as follows:

                                      2000                   1999
                                Carrying    Fair     Carrying      Fair
                                 Amount     Value    Amount        Value

Cash and cash equivalents       $137,698    $137,698 $1,372,293    1,372,293
Capital lease obligations        (24,886)    (24,886)         -            -

The fair value of debt is based on current rates at which the Company could borrow funds with similar remaining maturities. The carrying amounts approximate fair value.

Statements of Financial Accounting Standards ("SFAS") No. 133, 137, and 138, "Accounting for Derivative Instruments and Hedging Activities" will become effective during the year ended June 30, 2001. These statements require that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value provided certain conditions are met. The new standards are expected to have no effect on the financial statements of TSIH. The Company currently has no derivative instruments, and does not expect to engage in hedging activities.

Computer Software Costs Developed For Internal Use Only

Expenditures related to the Company's acquisition and implementation of a new information management software were capitalized as computer systems during the years ended June 30, 1999 and 1998, in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized costs as of June 30, 1998, included $187,514 paid to outside consultants and $35,301 of internal costs.

Long-Lived Assets Including Software Costs

Software costs are subject to impairment evaluation in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The information management software was never placed in service, and a loss of $222,815 was reported for the year ended June 30, 1999 (See Note P).

Computer Software Costs Developed For Sale to Customers

The Company capitalizes certain software development and implementation costs. Development and implementation costs are expensed as research costs until the Company has determined that the software has achieved technological feasibility, will result in probable future economic benefits, and management has committed to funding the project. Thereafter, the costs to develop the software are capitalized and amortized using the straight-line method over the remaining estimated useful lives (See Note K).

Common Stock Subject to Redemption

Common stock subject to redemption (See Note G) is presented separately from stockholders' deficit since the Company does not control the redemption. These securities are initially recorded at their fair value. No accretion to the redemption amount is recorded at the balance sheet date, since the date of future redemptions is not determinable at this time. Future redemptions for consideration that exceeds the carrying amount of the security will be treated as a reduction of income applicable to common shareholders.

NOTE C - BUSINESS COMBINATIONS

3Si executed a License and Royalty Agreement in 1993 with former stockholders of 3Si. Under the terms of the agreement, 3Si was obligated to pay 1.5% of the gross revenues as a royalty expense to the former stockholders through July 1999. As part of a merger in May 1997, the Company satisfied this royalty agreement with a payment of $625,000. The buy out of this agreement was recorded as goodwill and was being amortized using the straight-line method over twenty years, until April 30, 1999. Upon the sale of substantially all assets of 3Si effective May 1, 1999 (See Note A), the remaining $565,104 balance of goodwill (which was associated with the systems integration business) was written off and grouped with other income (expense) (See Note P).

NOTE D - ACCOUNTS RECEIVABLE

The detail of accounts receivable is as follows:

                                         2000         1999

Trade receivables                       $  54,605    $  437,221
Allowance for doubtful accounts                 -             -
Net                                        54,605       437,221

NOTE E - SHORT-TERM BORROWING

The Company used a revolving line of credit facility with a financial institution from September 1997 to June 1999. The weighted average interest rate on the credit facility for the years ended June 30, 1999 and 1998 was 10.28% and 9.82% respectively.

The weighted average interest rate on vendor debt (Note G) was 11.75% for both years ended June 30, 2000 and 1999.

NOTE F - ACCRUED LIABILITIES

3Si entered into commitments for monthly lease and training payments related to a new information management software system (See Note B). The software was never placed in service. The future commitments through September 2000 of $95,108 were reported as an accrued liability as of June 30, 1999, and a loss recorded. These lease and training commitments were paid off early during the year ended June 30, 2000.

The detail of accrued liabilities is as follows:

                                        2000          1999

Legal settlement (Note G)              $        -    $  224,688
Compensation (Note G)                     157,708       103,323
Loss on software lease commitments              -        95,108
Other                                           -         4,726

Total                                     157,708       427,845

NOTE G - COMMITMENTS AND CONTINGENCIES

Leases

The Company had operating leases for office space in Englewood and Colorado Springs, Colorado and Albuquerque, New Mexico until May 1, 1999. The rent expense was net of sublease income for the Englewood office. From May 1, 1999 to June 30, 2000, the Company was provided a small amount of space at its Englewood location by the purchaser of its systems integration business. TSIH currently has no agreement for the continued use of this space.

                       Net Rent      Sublease
Year ended             Expense       Income

6/30/98                $  114,000    $   87,000
6/30/99                    98,000        63,500
6/30/00                    14,000             -

During 1995, 3Si acquired $120,332 of furniture and fixtures under a capital lease. Accumulated amortization was $62,172 at June 30, 1998. The capital lease was assumed by the purchaser of substantially all assets of 3Si (See Note A). The Company has a contingent liability for the $45,363 of minimum lease payments through October 2000 should the purchaser fail to make the required lease payments. Management currently believes the Company will incur no liability for these payments; however, the ultimate outcome of this matter cannot be determined at this time.

In June 2000, 3Si acquired $27,123 of computer equipment under a capital lease. The equipment was not placed in service until July 2000.

                                               2000       1999
Minimum capital lease payments of $901
per month through April 2003; net of
deferred interest $5,760 at June 30, 2000      $  24,886  $      -
Less current portion                               7,622         -
Long-term debt                                    17,264         -

Long-term debt matures as follows:

Second year          $8,835
Third year            8,429
Subsequent years          -

Long-term debt       17,264

Self-Insured Medical Program

3Si adopted a self-insured medical program for its employees and their dependents in 1998. The Company was liable for annual medical expenses up to $35,000 for each individual. The Plan was discontinued upon the sale of substantially all assets of 3Si (See Note A). No significant future liability is anticipated.

Litigation - Leasing Company

During the year ended June 30, 1999, a leasing company filed suit against 3Si to recover damages under a government lease agreement. A settlement was reached in September 1999. 3Si paid the plaintiffs $75,000, and issued 1,100,000 shares of TSIH restricted common stock (valued at $154,688, the remaining amount of debt) to the plaintiffs during the year ended June 30, 2000. The $224,688 combined amount of settlement (which is net of the $5,000 value of inventory recovered) was accrued as a loss at June 30, 1999.

Litigation - Vendor / Common Stock Subject to Redemption

A vendor, Storage Area Network ("SAN"), who was owed $2,211,048 at June 30, 1999, had filed suit to attempt to attach the Company's assets for the collection of that liability. A settlement agreement was reached in March 2000. SAN received 6,460,137 shares ("the SAN shares") of TSIH common stock, and the liability to SAN was discharged. No gain or loss was recorded upon this settlement.

After 3Si pays off another vendor in August 2000, the SAN shares will be subject to redemption under the following terms. All subsequent contingent receipts from the May 1999 sale of the systems integration business (See Contingent Sales Proceeds below) will be used to redeem the SAN shares. In addition, TSIH will use 50% of any capital investment or loans, and 50% of subsequent net income, to redeem SAN shares. For redemption payments through September 2000, the SAN shares shall be transferred back to TSIH at $.35 per share. For subsequent redemption payments, the SAN shares shall be transferred back to TSIH at $.52 per share, or the then current market price, whichever is higher. At the point SAN has received redemption payment totaling $2,211,048, TSIH will have the right, but not the obligation, to continue purchasing the SAN shares.

A $50,000 escrow account was established by TSIH under the settlement agreement for TSIH to use to cover the expenses of registering the SAN shares during the year ended June 30, 2001. Interest expense of $182,749 and $19,603 for the years ended June 30, 2000 and 1999, respectively, was incurred and paid to SAN prior to the settlement.

Contingent Sales Proceeds

3Si received $500,000 for asset sales, and $302,167 contract renewal payment, upon the sale of its systems integration business effective as of May 1, 1999. 3Si will also be able to earn up to an additional $2,198,000 over a three-year period based upon the contingencies set forth in the agreement. The agreement provided for additional contingent payments to 3Si of $325,000 when key contracts were renewed. A contract renewal payment of $250,000 was received in March 2000 (See Note P), and a contract renewal payment of $75,000 was received in September 2000. The $75,000 payment will be recorded as revenue in the year ended June 30, 2001.

The asset purchase agreement also provided for contingent payments to 3Si of 75% of the profits in excess of contract renewal payments from the sold business for the first year (April 2000), and 50% of the profits in excess of contract renewal payments for the second and third years (April 2001 and 2002). Profits from the sold business did not exceed contract renewal payments of $552,167 through April 2000, and no additional contingent payments are due to 3Si at this time. There is currently no assurance as to when or if any contingent payments will be earned.

The first $157,708 of additional contingent payments earned by 3Si will be retained by the buyer to pay for compensated absences for former 3Si employees. This amount is included under accrued liabilities in the June 30, 2000 balance sheet.

Other Commitments

See Note I related to commitment for additional ownership interest in KEWi.

NOTE H - PROFIT SHARING PLAN

3Si established a 401(k) profit-sharing plan during 1995. The Company contributions were at the discretion of the Board of Directors. The plan was discontinued as of May 1999. For the years ended June 30, 1999 and 1998, no Company contributions were made to the plan.

NOTE I - MINORITY INTEREST

TSIH owns a 69% interest in KEWi.net, Inc. (See Note A) summarized as follows:

                                             2000       1999

Minority interest beginning of year          $ 149,932  $      -
Net proceeds from sale of stock in KEWi
subsidiary attributable to minority interest         -   208,741
(Loss) attributable to minority interest      (143,910)  (58,809)

Minority interest end of year                    6,022   149,932

KEWi raised $535,000 (net of expenses) through a private offering for 26% of KEWi's common stock during the year ended June 30, 1999. Net proceeds, in excess of TSIH's carrying value of the interest sold, of $326,259 were accounted for as additional paid in capital in the consolidated balance sheet. KEWi also issued 5% of its common stock to an entity that assisted in the private offering.
As of June 30, 2000 and 1999, TSIH owns 69% of the outstanding common stock of KEWi.

TSIH has agreed to give an additional 5% ownership interest in KEWi to a consulting firm if KEWi sales and earnings in the years ended March 2000, 2001 or 2002 meet certain goals. No additional ownership interest has been earned through June 30, 2000. If additional ownership interests in the KEWi subsidiary are subsequently issued, they will be accounted for as an operating expense and additional minority interest.

In connection with a web-site development agreement, KEWi has granted its customer the irrevocable right for ten years to acquire 211,212 common shares of KEWi stock (10% of the current shares outstanding) at $1.89 per share.

NOTE J - STOCK OPTIONS AND WARRANTS

Tyrex Stock Option Plan

TSIH had a previous option plan for former employees (the "Tyrex
Plan"). Changes in the status of options outstanding under the Tyrex Plan for the year ended June 30, 1998, were as follows:

End of period, June 30, 1997             469,000
Granted                                        -
Terminated                                     -
Exercised                               (469,000)
End of period, June 30, 1998                   -
Option price                                 .14

TSIH Stock Option Plan

On June 18, 1998, the TSIH stockholders approved the Company's 1998 Stock Option Plan (the "1998 Plan"). Under the terms of the 1998 Plan, the Company may grant options for employees and directors of the Company to acquire up to 5,000,000 shares of TSIH's common stock. No options were granted prior to June 30, 1998. The options vested over a period of four years except 1,345,000 shares granted during the year ended June 30, 1999, which vested immediately upon grant to two officers of TSIH.

Upon the sale of substantially all assets of the Company (See Note
A), a) the exercise period for terminated employees became one year from date of termination, and b) the options held by terminated employees became 100% vested.

                                       # Shares          Exercise
                                       Under Option      Price*

End of period, June 30, 1998                      -      $      -
Granted                                   1,910,100          .125
Forfeited                                  (647,600)         .125
Exercised                                         -             -

End of period, June 30, 1999              1,262,500          .125
Granted                                   1,000,000          .128
Forfeited                                (1,045,700)         .131
Exercised                                  (117,800)         .100

End of period, June 30, 2000
(all exercisable)                         1,099,000          .126

Option price                                    .10          .156
* weighted average

The Company continues to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

Compensation cost charged to operations was $0 and $52,726 for the years ended June 30, 2000 and 1999, respectively. No additional compensation cost was recorded during the year ended June 30 1999, related to the change in terms for the options upon the sale of substantially all assets of the Company.

Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net loss would have increased as follows:

                                         2000         1999         1998
Net (loss)
As reported                             $   (444,742) $(3,197,545) $ (62,918)
Pro forma                                   (495,328)  (3,246,683)   (62,918)
Basic and diluted (loss) per share
As reported                                     (.01)        (.09)         -
Pro forma                                       (.01)        (.10)         -

The weighted average fair value of options granted during the years ended June 30, 2000 and 1999, is $.125 and $.149 respectively.

The fair value of each option granted is estimated on the date of the grant or modification of the plan terms using the Black Scholes model. The following assumptions were made in estimating fair value:

Assumption                   2000       1999

Dividend yield                  0%        0%
Risk-free interest rate         6%        6%
Expected life                3 years    1 year
Expected volatility          212.63%    94.09%

Warrants

On May 28, 1997, TSIH granted warrants to purchase 750,000 shares of the Company's common stock at a price of $.30 per share. These warrants became exercisable 90 days after May 28, 1997, and were effective until August 27, 1999.

On October 22, 1997, the Company granted warrants to purchase up to 350,000 shares of the Company's common stock at a price of $.16 per share. These warrants became exercisable 90 days after October 22, 1997, and were effective until June 30, 1999. The Company also extended the exercise date on warrants previously issued to purchase up to 400,000 shares of the Company's common stock at $.225 per share from December 31, 1998, to December 31, 1999.

No compensation expense has been recognized related to warrants.
 All warrants have expired unexercised as of June 30, 2000.

NOTE K - RESEARCH AND DEVELOPMENT/SOFTWARE DEVELOPMENT COSTS

During the year ended June 30, 1998, 3Si conducted research and development on its first two proprietary software products - a contact management data base program and automated help desk services. Both programs operate via the Internet. During the years ended June 30, 2000 and 1999, KEWi conducted research and development on an upgraded version of its automated help desk services software and a new paging software system.

The contact management database program was deemed not to be commercially viable and capitalized costs were written off as a loss during the year ended June 30, 1999. The original paging software system was deemed to be inadequate and written off as a loss in the year ended June 30, 2000. (See Note P).

As of June 30, 1999, the automated help desk services software was deemed to be impaired and written down to its fair value. Fair value, which was determined by reference to the present value of the estimated future cash inflows of such asset, exceeded their carrying value by $57,400. An impairment loss of that amount (included in selling and administrative expenses) was charged to operations in the year ended June 30, 1999.

Software Development Costs                2000        1999

Beginning of year                        $  42,827    $  239,082
Costs capitalized                           15,756        10,827
                                            58,583       249,909

Contact management
database loss                                    -       (60,282)
Paging system loss                         (26,583)            -
                                            32,000       189,627

Amortization                               (32,000)      (89,400)
Net cost before impairment                       -       100,227
Impairment                                       -       (57,400)
End of year                                      -        42,827

Research Costs Expensed

Year Ended

6/30/98      $   70,000
6/30/99          13,000
6/30/00          19,000

NOTE L - INCOME TAXES

The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against deferred tax assets which are not likely to be realized.

The 1999 distribution of assets to KEWi was accomplished in a tax-free transaction.

KEWi is excluded from the filing of a consolidated income tax return. Net operating loss carryforwards are available at June 30, 2000, expiring as follows:

              TSIH/3Si          KEWi

2012          $  111,000        $     -
2013             509,000              -
2019           1,886,000        109,000
2020             196,000        420,000

               2,702,000        529,000

The Company's deferred tax assets and liabilities are comprised of the following:

                                                    2000          1999
Non-current:
Tax benefit of net operating loss carryforward      $1,130,000    $  954,000
Deferral of tax deduction for goodwill                 197,000       209,000
Acceleration of tax deductions for software costs            -       (16,000)
Other                                                  120,000       136,000
                                                     1,447,000     1,283,000
Valuation allowance                                 (1,447,000)   (1,283,000)
Net non-current                                              -             -
Net deferred tax assets                                      -             -

The Company may not have sufficient taxable income in future years to obtain the benefits of the net operating loss carryforward and reversal of timing differences. Valuation allowances of $1,447,000 and $1,283,000 are provided at June 30, 2000 and 1999 respectively, for the benefits which the Company may not be able to use.

The provision for income taxes consists of the following:

                                    2000           1999           1998

Current expense                     $     -       $       -      $  15,000
Deferred expense (credit)                 -          69,000        (69,000)
Income tax expense (benefit)              -          69,000        (54,000)

Reconciliation of income taxes to Federal statutory rates is as follows:

                                    2000           1999           1998

Income taxes (benefit) at
statutory rates                   $(151,000)      $(1,064,000)    $ (40,000)
Non-deductible expenses                   -                 -        11,000
Minimum tax                               -                 -        15,000
State taxes and other               (13,000)         (111,000)      (4,000)
Valuation allowance                 164,000         1,244,000      (36,000)
Income tax expense (benefit)              -            69,000     (54,000)

NOTE M - RELATED PARTY TRANSACTIONS

Amounts due to TSIH from TSIH stockholders are $162,395 at June 30, 2000 and 1999. Due to the uncollateralized nature of these receivables and the going concern considerations at June 1999, the $162,395 balance was fully reserved and recorded as an expense during the year ended June 30, 1999.

See Note R also.

NOTE N - DISCONTINUED OPERATIONS

The sale of substantially all assets effective as of May 1, 1999, is not considered the discontinuation of a business segment.

NOTE O - MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

With the sale of its systems integration business effective as of May 1, 1999 (See Note A), 3Si also transferred its agreement to provide information systems support to the U.S. Postal Service
(USPS), which was a major customer. For the year ended June 30, 2000, two customers accounted for 79% of the consulting and service revenue. Net revenues (in thousands) are summarized as follows:

                                        2000         1999         1998

Product sales                          $     -       $  10,741    $ 20,817
USPS agreement                               -           4,810       5,550
KEWi license fees                           28               8           -
Other consulting and service revenue       104             919       3,018

Net revenues                               132          16,478      29,385

Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash, cash equivalents, and trade receivables.

Generally, the Company does not require collateral or other security to support customer receivables. At June 30, 2000, two customers owed approximately 98% of the trade receivables. At June 30, 1999, one customer owed approximately 52% of the trade receivables.

NOTE P - SALE OF ASSETS

Net gain (loss) on disposition of assets is summarized as follows:

                                       2000          1999         1998

Gain on assignment of government
Contracts                              $     -       $ 500,000    $     -
Gain on sale of substantially
all assets (Note G)                    250,000         276,334          -
Capitalized internal software
costs not placed into service
(Note B)                                     -        (222,815)         -
Capitalized software development
costs written off (Note K)             (26,583)        (60,282)         -
Goodwill charged against earnings
(Note C)                                     -        (565,104)         -
Other                                        -               -       9,835
Net gain (loss) on disposition
of assets                              223,417         (71,867)      9,835

3Si sold substantially all of its assets effective as of May 1, 1999. The following is a summary of this sale:

Sales proceeds                                          $802,167
Net property and equipment sold          331,480
Inventory and other assets sold          239,716

Capital lease obligation assumed
by purchaser                              (45,363)       525,833

Gain on sale                                            $276,334

See Note G also related to contingent sales proceeds.

NOTE Q -OPERATIONS OF PORTION OF BUSINESS SOLD

Effective as of May 1, 1999, 3Si sold its systems integration business. The Company's continuing business is the marketing, sales and integration of KEWi.net products. The following are the summarized pro forma (unaudited) results of operations of the sold systems integration business for the year ended June 30, 1999:

                                                          Unaudited

Net revenues                                             $16,445,000
Cost of revenues                                          14,590,000
Gross profit                                               1,855,000
Selling and administrative expenses                        3,937,000
(Loss) from operations                                    (2,082,000)
Other income expense                                        (454,000)
Net (loss) before taxes                                   (2,536,000)
Income taxes                                                 (69,000)
Net (loss)                                                (2,605,000)
Basic and diluted (loss) per share                              (.08)

NOTE R - GOING CONCERN

Financial Condition at June 30, 2000

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At June 30, 2000, the Company has a deficit in stockholders' equity of $2,255,186. At June 30, 2000, the Company also has a deficit in working capital (current assets minus current liabilities) of $138,282. The working capital deficit was substantially reduced during the year ended June 30, 2000, upon the conversion of $2.2 million of trade payables to common stock subject to redemption (See Note G). These deficits raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Operations for the Subsequent Year (Unaudited)

KEWi has entered into an agreement to maintain and operate the Internet-based customer support system for the year ended June 30, 2001, for the entity that owns the 26% minority interest in KEWi. The $129,600 fee for the annual agreement was received in July 2000. KEWi has also entered into an agreement to develop and maintain a web site for a large Colorado corporation. Revenues of $80,000 under this agreement were reported in the year ended June 30, 2000. Completion of the first two phases of this project, and all of the training, would provide KEWi with $545,000 of revenue during the year ended June 30, 2001. The customer has the right to cancel the project at any point. There is currently no assurance that the entire amount of fees under this agreement will be earned. Fees totaling $150,000 have been collected on this agreement from June 30, 2000 to September 15, 2000.

NOTE S - FOURTH QUARTER RESULTS

Aggregate year-end adjustments, which increased the net loss by $34,000 were recorded in the quarter ended June 30, 2000. These adjustments were attributable to prior quarters.

In addition, unusual or infrequent items recognized in the quarter ended June 30, 2000, are as follows:

Loss recorded on paging system software         $26,583

CHANGES IN AND DISAGREEMENTS WITHACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

None.

                    AVAILABLE INFORMATION

The company has filed with the U.S. Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form SB-2 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the company and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

A copy of the registration statement, and the exhibits and schedules filed with it, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1 (800) SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the company. The address of the site is http://www.sec.gov. The registration statement, including all its exhibits and any amendments, has been filed electronically with the Commission.

                               PART II.
              INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

Information on this item is set forth in the propsectus under the heading "Disclosure of Commission Position on Indemnification for Securities Act Liabilities."

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, all of which are being paid by the Company:

Securities and Exchange Commission registration fee      $    1,675
Transfer agent's fees                                         1,000
Printing and engraving expenses                               1,000
Legal fees and expenses                                      45,000
Accounting fees and expenses                                  5,000
State blue sky fees                                          10,000
Total                                                        63,675*

* All fees, except the Securities and Exchange Commission registration fee, are estimated.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

Other than as set forth below, during the last three years there have not been any sales of unregistered securities of the company. No commissions or fees were paid in connection with these sales. All of the these sales were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Regulation D as promulgated by the U.S. Securities and Exchange Commission. In addition, all the sales were made to the following class of persons: sophisticated investors; that is, investor either alone or with their purchaser representative(s) have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchasers comes within this description.

Fiscal Year 1998.

During the fiscal year ended June 30, 1998 the following transaction was completed:

The company issued a total of 222,500 shares of common stock
(valued at $0.03 per share) in lieu of compensation to certain employees of the company (not the executive officers or directors).

Fiscal Year 1999.

During the fiscal year ended June 30, 1999 the following transaction was completed:

The company issued 99,232 shares of common stock for services rendered to the company valued at $15,500 ($0.16 per share).

Fiscal Year 2000.

During the fiscal year ended June 30, 2000, the following transactions were completed:

(a) During the year ended June 30, 1999, a leasing company filed suit against the company to recover damages under a government lease agreement. A settlement was reached in September 1999. The company paid the plaintiffs $75,000, and issued 1,100,000 shares of company restricted common stock (valued at $154,688, the remaining amount of debt) to the plaintiffs during the year ended June 30, 2000.

(b) A vendor of the company, Storage Area Network, who was allegedly owed $2,211,048 at June 30, 1999, filed suit to attempt to attach the company's assets for the collection of that liability. A settlement agreement was reached in March 2000. Storage Area Network received 6,460,137 shares of restricted company common stock, and the liability to SAN was discharged. No gain or loss was recorded upon this settlement. The company is currently contesting this settlement agreement.
After the company pays off another vendor in August 2000, these shares will be subject to redemption under the following terms:
All subsequent contingent receipts from the May 1999 sale of the systems integration business will be used to redeem these shares. In addition, the company will use 50% of any capital investment or loans, and 50% of subsequent net income, to redeem these shares shares. For redemption payments through September 2000, these shares will be transferred back to the company at $0.35 per share. For subsequent redemption payments, these shares shall be transferred back to the company at $0.52 per share, or the then current market price, whichever is higher. At the point Storage Area Network has received redemption payments totaling $2,211,048, the company will have the right, but not the obligation, to continue purchasing these shares.

A $50,000 escrow account was established by the company under the settlement agreement for the company to use to cover the expenses of registering these shares during the year ended June 30, 2001. Interest expense of $182,749 and $19,603 for the years ended June 30, 2000 and 1999, respectively, was incurred and paid to Storage Area Network prior to the settlement.

ITEM 27.  EXHIBITS

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

ITEM 28.  UNDERTAKINGS

The undersigned company hereby undertakes to:
(a) (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(d) Provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the
Securities Act of 1933 and is, therefore, unenforceable.   In the
event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                             SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorize, in the City of Englewood, State of Colorado, on December 21, 2000.

                                 3Si Holdings, Inc.


                                 By:  /s/  Frank Backes
                                 Frank Backes, President

                   Special Power of Attorney

The undersigned constitute and appoint Frank Backes their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form SB-2 Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

Signature
Title
Date

/s/ Frank Backes
Frank Backes
President/Director
December 21, 2000

/s/ Fred Slack
Fred Slack
Vice President/Director
December 21, 2000

/s/  Felipe L. Valdez
Felipe L. Valdez
Secretary/Treasurer (principal financial and accounting
officer)/Director
December 21, 2000

                          EXHIBIT INDEX

Number                 Exhibit Description

2.1 Agreement and Plan of Reorganization between the company, Kimbrough Computer Sales, Inc. d.b.a. 3Si, Inc., Fred Slack, Frank Backes and Larry Valdez, dated May 28, 1997 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on June 9, 1997).

2.2     Transition Agreement between the company, Kimbrough
        Computer Sales, Inc. d.b.a. 3Si, Inc., Fred Slack, Frank Backes and Larry Valdez, dated May 28, 1997 (incorporated by reference to
        Exhibit 10.2 of the Form 8-K filed on June 9, 1997).

3.1     Articles of Incorporation, and amendments thereto
       (incorporated by reference to Exhibit 3.1 of the filed Registration
        Statement on Form S-2).

3.2     Certificate of Amendment to Articles of Incorporation
       (incorporated by reference to Exhibit 3.2 of the Form 10-KSB/A filed on December 19, 2000).

3.3     Bylaws, as amended (incorporated by reference to Exhibit
        3.2 of the filed Registration Statement on Form S-2).

4.1     Warrant Agreement between the company and One Capital
        Corporation, dated October 22, 1997 (incorporated by reference to
        Exhibit 1 of the Form S-8 filed on July 27, 1998).

4.2     1998 Omnibus Stock Option Plan, dated June 18, 1998
       (incorporated by reference to Exhibit 1 of the Form S-8 filed on February 3, 2000).

4.3     2000 Non-Qualified Stock Plan, dated June 18, 2000
       (incorporated by reference to Exhibit 4 of the Form S-8 filed on June 18, 2000).

4.4 Form of Common Stock Purchase Agreement between the company and institutional investors (see below).

5       Opinion Re: Legality (see below).

10.1 Asset Purchase Agreement between the company, 3Si, Inc., and PC Specialists, Inc., dated May 7, 1999 (see below).

10.2    Settlement Agreement between the company and Storage Area
        Network, Inc., dated March 16, 2000 (incorporated by reference to
        Exhibit 99.1 of the Form 8-K filed on March 24, 2000).

21 Subsidiaries of the company (incorporated by reference to Exhibit 21 of the Form 10-K filed on October 13, 1999).

23.1    Consent of Accountant (see below).

23.2    Consent of Counsel (see below).

27      Financial Data Schedules (see below).